   As filed with the Securities and Exchange Commission on October 1, 2003
                                                  Registration No. 333-_________
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ----------------------
                           WABASH NATIONAL CORPORATION
             (Exact name of registrant as specified in its charter)

         DELAWARE                                     52-1375208
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

                          1000 SAGAMORE PARKWAY SOUTH,
                            LAFAYETTE, INDIANA 47905
                                 (765) 771-5300
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                       -----------------------------------
                                 MARK R. HOLDEN
                SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                           WABASH NATIONAL CORPORATION
                          1000 SAGAMORE PARKWAY SOUTH,
                            LAFAYETTE, INDIANA 47905
                                 (765) 771-5300
(name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                                MICHAEL J. SILVER
                               AMY BOWERMAN FREED
                             HOGAN & HARTSON L.L.P.
                        111 S. CALVERT STREET, SUITE 1600
                            BALTIMORE, MARYLAND 21202
                                 (410) 659-2700

                       -----------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     From time to time after this Registration Statement becomes effective.

                             ---------------------

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than the securities offered only in connection with dividend or interest reinvestment plans, check the following box.[X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

------------
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

-----------------
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

===============================================================================================================================
     Title of each class of        Amount to be              Proposed maximum            Proposed maximum         Amount of
  securities to be registered       registered            offering price per unit    aggregate offering price  Registration Fee
--------------------------------------------------------------------------------------------------------------------------------
3.25% Convertible Senior Notes
due August 1, 2008               $125,000,000                    100%(1)                $125,000,000(1)          $10,112.50
--------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value(2)     6,510,416 shares (3)          -- (3)                          --(3)                  --(4)
--------------------------------------------------------------------------------------------------------------------------------

(1) Equals the aggregate principle amount at maturity of the 3.25% Convertible Senior Notes due August 1, 2008.

(2) Includes rights to purchase Series A Junior Participating Preferred Share stock attached thereto, for which no separate fee is payable pursuant to Rule 457(i).

(3) The number of shares of common stock registered hereunder is based upon the number of shares that are issuable upon conversion of the notes at the initial conversion price of $19.20 per share, which is equal to a conversion rate of approximately 52.0833 shares of common stock per $1,000 principal amount of notes. Pursuant to Rule 416 under the Securities Act, the number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

(4) No additional consideration will be received for the common stock, and, therefore, no registration fee is required pursuant to Rule 457(i).

                           -------------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC IS EFFECTIVE. THIS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

         SUBJECT TO COMPLETION
         DATED OCTOBER 1, 2003

                                   PROSPECTUS

                                  $125,000,000

                           WABASH NATIONAL CORPORATION

                         3.25% Convertible Senior Notes

                               Due August 1, 2008

                                       and

                        6,510,416 Shares of Common Stock

                      Issuable Upon Conversion of the Notes

         Holders of our 3.25% Convertible Senior Notes due August 1, 2008 named herein, and their transferees, donees, pledges and successors, may offer for sale the notes and the shares of our common stock into which the notes are convertible at any time at market prices prevailing at the time of sale or at privately negotiated prices. The selling holders may sell the notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions.

         The notes are convertible, at the option of the holder, subject to certain contingencies, into shares of our common stock. The notes are convertible at a conversion price of $19.20 per share, which is equal to a conversion rate of approximately 52.0833 shares of common stock per $1,000 principal amount of notes, subject to adjustment.

         We will pay interest on the notes on August 1 and February 1 of each year, beginning on February 1, 2004, and at maturity. The notes will mature on August 1, 2008.

         The notes are our unsecured and unsubordinated obligations and rank on a parity (except as described below) in right of payment with all our existing and future unsecured and unsubordinated indebtedness. In addition, the notes effectively rank junior to any secured indebtedness we currently have and may incur in the future to the extent of the value of the assets securing such debt and effectively junior to our subsidiaries' liabilities.

         Our common stock currently trades on the New York Stock Exchange under the symbol "WNC." The last reported sale price on September 30, 2003 was $15.95 per share.

         The notes are currently traded in The Portal Market, a subsidiary of the Nasdaq Stock Market, Inc.

         Investing in our common stock or the notes involves a high degree of risk. Please carefully consider the "Risk Factors" beginning on page 10 of this prospectus.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                        The date of this prospectus is     , 2003.

In connection with this offering, no person is authorized to give any information or to make any representations not contained in this prospectus. If information is given or representations are made, you may not rely on that information or representations as having been authorized by us. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this prospectus, nor from any sale made under this prospectus, that our affairs are unchanged since the date of this prospectus or that the information contained in this prospectus is correct as of any time after the date of this prospectus.

                                TABLE OF CONTENTS

                                                                    Page
                                                                    ----
ABOUT THIS PROSPECTUS..........................................       ii
FORWARD LOOKING STATEMENTS.....................................       ii
INCORPORATION BY REFERENCE.....................................      iii
SUMMARY........................................................        1
RISK FACTORS...................................................       10
RATIO OF EARNINGS TO FIXED CHARGES.............................       16
USE OF PROCEEDS................................................       17
SELLING HOLDERS................................................       18
PLAN OF DISTRIBUTION...........................................       19
DESCRIPTION OF THE NOTES.......................................       21
DESCRIPTION OF CAPITAL STOCK...................................       32
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS.......       36
LEGAL MATTERS..................................................       39
EXPERTS........................................................       39
ADDITIONAL INFORMATION.........................................       39

                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission ("SEC") using a "shelf" registration or continuous offering process. Under this shelf registration process, selling holders may from time to time sell the securities described in this prospectus in one or more offerings.

         This prospectus provides you with a general description of the notes and common stock that the selling holders may offer. A selling holder may be required to provide you with a prospectus supplement containing specific information about the selling holder. That prospectus supplement may include additional risk factors or other special considerations. A prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Additional Information."

         When used in this prospectus, the terms "Wabash," "we," "our" and "us" refer to Wabash National Corporation and its consolidated subsidiaries, unless otherwise specified.

                           FORWARD LOOKING STATEMENTS

         This prospectus contains and incorporates by reference "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Forward-looking statements may include the words "may," "will," "estimate," "intend," "continue," "believe," "expect," "plan" or "anticipate" and other similar words. All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws, including statements regarding:

         -        our business plans;

         - the estimated net proceeds of this offering and the uses thereof;

         - our need for, and the availability of our existing indebtedness;

         -        completion of contemplated asset dispositions;

         - our expected revenues, income or loss and capital expenditures;

         -        plans for future operations;

         -        financing needs, plans and liquidity;

         -        our ability to achieve sustained profitability;

         -        reliance on certain customers and corporate partnerships;

         -        shortages of raw materials, availability of capital;

         -        dependence on industry trends;

         -        the outcome of any pending litigation;

         -        export sales and new markets;

         -        acceptance of new technology and products; and

         - government regulation, as well as assumptions relating to the foregoing.

         Although we believe that the expectations expressed in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and are subject to inherent risks and uncertainties, such as those disclosed in this prospectus. Each forward-looking statement contained or incorporated by reference in this prospectus reflects our management's view only as of the date on which that forward-looking statement was made. We are not obligated to update forward-looking statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

         Currently known risk factors that could cause actual results to differ materially from our expectations include, but are not limited to, the factors described in the section of this prospectus entitled "Risk Factors" beginning on page 10. We urge you to carefully review that section for a more complete discussion of the risks of an investment in the notes and our common stock.

                         INDUSTRY AND OTHER INFORMATION

         Unless we indicate otherwise, we base the information concerning the transportation equipment industry contained in this prospectus on our general knowledge of and expectations concerning the industry, our market positions and market shares, which are based on estimates prepared by us using data from various industry sources, and on assumptions we made based on such data and our knowledge of the transportation equipment industry. We have not independently verified data from industry sources and cannot guarantee its accuracy or completeness. In addition, we believe that data regarding the transportation equipment industry and our market positions within such industry provide general guidance but are inherently imprecise. Further, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in the "Risk Factors" section beginning on page 10 of this prospectus.

                           INCORPORATION BY REFERENCE

         We are incorporating information included in reports and other filing we have made with the SEC by reference, which means that we are disclosing important information to you by referring to those publicly filed documents containing the information. The information that we incorporate by reference is considered to be part of this prospectus, and future information that we file with the SEC after the date of this prospectus and before the termination of the offering will automatically update and supersede the information in this prospectus. We incorporate by reference the documents that we have filed with the SEC that we list below; provided, however, that we are not incorporating any information furnished under either Item 9 or Item 12 of any Current Report on Form 8-K:

         - Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (filed April 15, 2003);

         - Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 (filed May 13, 2003) and June 30, 2003 (filed August 14, 2003);

         - Current Reports on Form 8-K filed on July 29 and 31, and September 29, 2003;

         - Definitive Proxy Statement, dated April 29, 2003, with respect to our 2003 Annual Meeting of Stockholders held on June 2, 2003;

         - The description of our common stock contained in our Form 8-A filed on October 4, 1991, including any amendments or reports filed to update such information; and

         - All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering.

         We will furnish without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). You should direct any requests for copies to Wabash National Corporation, 1000 Sagamore Parkway South, Lafayette, Indiana 47905, Attention: Secretary, or by telephone to our Secretary at (765) 771-5300.

                                     SUMMARY

         This summary contains basic information about us. It does not contain all of the information that is important to your investment decision. You should read the following summary together with the more detailed information contained elsewhere in this prospectus or incorporated by reference into this prospectus as described above under "Incorporation by Reference." To fully understand this offering, you should read all of that information. Information in this prospectus assumes that the initial purchasers will not exercise their option, unless we specify otherwise.

         Wabash National Corporation is a Delaware corporation incorporated in 1991 and is the successor by merger to a Maryland corporation organized in 1985. Our principal executive offices are located at 1000 Sagamore Parkway South, Lafayette, Indiana 47905 and our telephone number at that address is (765) 771-5300. Our website is located at www.wabashnational.com. The information on our website is not part of this prospectus.

OVERVIEW

         We are one of North America's leaders in designing, manufacturing and marketing standard and customized truck trailers and related transportation equipment. Founded in 1985 as a start-up, we grew to over $1.4 billion in revenues in 1999, and had over $800 million in revenues in 2002. We believe our success has been the result of our longstanding relationships with our customer partners, innovative product development, broad product line, large distribution and service network and corporate culture. Our management team is focusing on becoming the low cost producer in the truck trailer industry through continuous improvement and lean manufacturing initiatives.

         We seek to identify and produce proprietary products that offer added value to customers with the potential to generate higher profit margins than those of standardized products. We believe that we have the engineering and manufacturing capability to produce these products efficiently. Our proprietary DuraPlate(R) composite truck trailer, which we introduced in 1996, has achieved widespread acceptance by our customers. In 2002, sales of our DuraPlate(R) trailers represented approximately 80% of our total trailers shipped. We are also a competitive producer of standardized products, and are seeking to become a low-cost producer within our industry. We expect to continue a program of product development and selective acquisitions of quality proprietary products that further differentiate us from our competitors and increase profit opportunities.

         We market our transportation equipment under the Wabash(R) and DuraPlate(R) trademarks directly to customers, through independent dealers and through our factory-owned retail branch network. Our factory-direct marketing effort focuses on our longstanding core customers that represent many of the largest companies in the trucking industry, including Schneider National, Inc., J.B. Hunt Transport Services, Inc., Swift Transportation Corporation, Werner Enterprises, Inc. and Yellow Services, Inc. Our relationships with our core customers, whom we refer to as partners, have been central to our growth since inception. Our factory-owned retail branch network, which we acquired in 1997, provides additional opportunities to distribute our products and also offers national service and support capabilities for our customers. The retail sale of new and used trailers, aftermarket parts and maintenance service through our retail branch network generally provides enhanced margin opportunities.

CORE STRENGTHS

         - LONG TERM CORE CUSTOMER RELATIONSHIPS -- With longstanding customer partnerships, we are the exclusive provider of trailers to a significant number of top tier trucking companies, generating a revenue base that has helped to sustain us as one of the market leaders.

         - INNOVATIVE PRODUCT OFFERINGS -- Our DuraPlate(R) proprietary technology provides superior trailers to our customer and commands premium pricing. A DuraPlate(R) trailer is a composite plate trailer constructed with material containing a high density polyethylene core with a steel skin. We believe that the competitive advantages of our DuraPlate(R) trailers over standard trailers include the following:

                  -- operate 3 to 5 years longer;

                  -- less costly to maintain;

                  -- lighter weight; and

                  -- higher trade-in values.

         We have also successfully introduced innovations in our refrigerated trailers and other product lines.

         - LEADING MARKET SHARE AND BRAND RECOGNITION -- We have been the largest manufacturer of trailers in North America in each of the last nine years, with one of the most widely recognized brands in the industry.

         - PARTICIPATION IN FUNDAMENTAL INDUSTRY -- Approximately 80% of all freight in the United States is carried by truck at some point during its shipment, generating 67% of freight industry revenues in the United States.

         - EXTENSIVE DISTRIBUTION NETWORK -- Thirty-four factory-owned retail branch locations extend our sales network throughout North America, diversifying our factory direct sales and supporting our national service contracts.

         - CORPORATE CULTURE -- We benefit from a value driven management team and dedicated union-free workforce.

         - COMMITTED FOCUS ON OPERATIONAL EXCELLENCE -- Safety, quality, on-time delivery, productivity and cost reduction are the core elements of our program of continuous improvement.

TURNAROUND INITIATIVES

         A three year industry downturn from 2000 through 2002, and its effects on our results, led us to implement a comprehensive plan to scale our operations to meet reduced demand, reduce our cost structure, and take aggressive actions to position us for the future. Among other things, over the past twenty-four months we have taken the following steps:

         -        changed senior management;

         - rationalized our manufacturing capacity through the closure of two facilities;

         - reduced our cost structure through continuous improvement initiatives;

         - reorganized and rationalized our branch network resulting in the closure of retail branch locations and the winding down of operations at our Lafayette Modification Center;

         - reduced used trailer inventories from approximately $110 million, or 11,500 units, as of September 30, 2000 to less than $25 million, or 4,300 units, as of June 30, 2003;

         - significantly reduced our exposure to used trailer trade-in commitments;

         -        divested our European operations;

         - reduced total debt from $460 million, including $48 million of off balance sheet debt, at December 31, 2001 to $338 million, including $17 million of off balance sheet debt, at June 30, 2003;

         -        improved our working capital management; and

         - completed the refinancings and asset divestitures described in the current developments section of this prospectus.

         After two years of below replacement demand in the trailer industry, we believe we have positioned ourselves to capitalize on any increased demand that has been forecasted by market and industry analysts. As a result of our turnaround initiatives, we achieved gross profit margins of 10% in the first quarter of 2003 as compared to gross profit margins of 0% in the first quarter of 2002.

STRATEGY

         We are committed to an operating strategy that seeks to deliver profitability throughout industry cycles. We intend to achieve our goals by executing on the core elements of our strategic plan:

         - continue our transition from an organization focused on revenue to one focused on earnings and cash flow;

         - continue to provide differentiated products that generate enhanced profit margins;

         - continue to reduce our cost structure by adhering to continuous improvement and lean manufacturing initiatives;

         - continue to focus on our longstanding customer partnerships and create new revenue opportunities by offering tailored transportation solutions;

         -        divest non-core assets; and

         - delever the balance sheet to enhance financial flexibility and enable us to capitalize on future market opportunities.

PRODUCTS

         Since our inception, we have expanded our product offerings from a single truck trailer product to a broad line of trailer related transportation equipment. We specialize in the development of innovative proprietary products for our key markets. Our current transportation equipment products include the following:

         - DuraPlate(R) Trailers. DuraPlate(R) trailers utilize a proprietary technology that consists of a composite plate wall for increased durability and greater strength. Our DuraPlate(R) trailers include our newly introduced DuraPlate(R) HD, a heavy duty version of our regular DuraPlate(R) trailers.

         - DuraPlate(R) Domestic Containers. DuraPlate(R) domestic containers utilize a proprietary technology and consist of stackable containers, carried either on flat cars or stacked two-high on special "Double-Stack" railcars.

         - Smooth Aluminum Trailers. Smooth aluminum trailers, commonly known as "sheet and post" trailers, are the standard trailer product purchased by the trucking industry. In 2002, we introduced our new FreightPro(R) trailer to increase our focus on sheet and post trailers, which is the largest segment of the trailer market.

         - Refrigerated Trailers. Refrigerated trailers have insulating foam in the sidewalls and roof, which improves both the insulation capabilities and durability of the trailers. Our refrigerated trailers use our proprietary SolarGuard(R) technology, which enables customers to achieve lower costs through reduced fuel consumption and reduced operating hours.

         - Aluminum Plate Trailers. Aluminum plate trailers utilize thicker and more durable sidewalls than standard trailers, which reduces maintenance costs and extends the trailer's life.

         - Other. Our other transportation equipment includes container chassis, soft-sided trailers and converter dollies.

CUSTOMERS

         Our customer base includes many of the nation's largest truckload common carriers, leasing companies, private fleet carriers, less-than-truckload
(LTL) common carriers, and package carriers. Our five largest customers accounted for 30.3%, 34.4% and 30.5% of our aggregate net sales in 2002, 2001 and 2000, respectively. We have established relationships as a supplier to many large customers in the transportation industry, including the following:

         - Truckload Carriers: Schneider National, Inc.; J.B. Hunt Transport Services, Inc.; Swift Transportation Corporation; Werner Enterprises, Inc.; Heartland Express, Inc.; Crete Carrier Corporation; USXpress Enterprises, Inc.; Knight Transportation, Inc.; and Interstate Distributor Co.

         - Leasing Companies: Transport International Pool; Penske Truck Leasing; and Transport Services, Inc.

         - Private Fleets: Safeway, Inc.; The Home Depot, Inc.; The Kroger Company; and Sysco Corporation.

         - Less-Than Truckload Carriers: Yellow Services, Inc.; Roadway Express, Inc.; Old Dominion Freight Line, Inc.; GLS Leasco; SAIA Motor Freightlines Inc.; and Vitran Express.

BACKLOG

         Orders that have been confirmed by the customer in writing and can be produced during the next 18 months are included in our backlog. Orders that comprise backlog may be subject to changes in quantities, delivery, specifications and terms. Our backlog of orders was approximately $225 million and $208 million at June 30, 2003 and December 31, 2002, respectively. We expect to fill a majority of our existing backlog of orders within the next twelve months.

INDUSTRY

         Trucking was estimated to be a $470 billion industry in 2002, accounting for approximately 67% of freight industry revenues in the United States. Trailer demand is a direct function of the amount of freight to be transported. As the economy improves, it is forecasted that truck carriers will need to expand their fleets, which typically results in increased trailer orders. According to ACT (America's Commercial Transportation), there are approximately 2.8 million trailers in use today and the trailer replacement demand is estimated at between 180,000 and 200,000 trailers per year.

         In general, the trucking industry grew throughout the 1990's and peaked in 1999. A number of factors, including an economic downturn, fluctuations in fuel prices, declining asset values, limited capital, record trucking company failures and industry consolidation led to a historic reduction of 54% in trailer purchases from 1999 to 2002. Although the truckload market continues to consolidate and failures reached an unprecedented number of approximately 3,000 per year from 2000 to 2002, it is believed that the top ten carriers still only haul approximately 11% of the truckload market, according to the ENO Foundation.

         New truck emission regulations became effective on October 1, 2002, resulting in cleaner, yet less fuel-efficient and costlier engines. As a consequence, many trucking firms accelerated purchases of tractors prior to the effective date of the regulation, significantly reducing the historical trailer to tractor ratio of 1.5 to 1, to less than 1 to 1 during parts of 2002, according to ACT. We believe that a return to historical averages could result in a significant increased demand in trailers. Additional emissions regulations are to become effective in 2007 and may result in similar purchasing patterns during 2006.

         We believe that we have the largest market share in the trailer industry in North America. Great Dane and Utility, along with us, are generally viewed as the top three trailer manufacturers and have historically accounted for approximately 50% of new trailer market share. During the severe industry downturn in 2001 and 2002, a number of trailer manufacturers went out of business, resulting in greater industry consolidation. Despite market concentration, price competition is fierce and differentiation is primarily through superior products, customer relationships, service availability and cost.

         The following table sets forth new North American trailer production for us, our nine largest competitors and for the trailer industry as a whole:

                               2002        2001       2000       1999       1998        1997
                            ----------   --------    -------    -------    -------    ---------
Wabash.................      27,149(1)     31,682     66,283     69,772     61,061     48,346(2)
Great Dane.............      26,000        21,650     46,698     58,454     50,513     37,237
Utility................      17,574        16,334     28,780     30,989     26,862     23,084
Stoughton..............      10,300         6,250     15,050     14,673     11,750     11,700
Manac..................       6,900         5,865      8,052      8,200          *          *
Strick.................       5,200         5,500     10,500     11,000     10,959     10,488
Hyundai................       4,763         5,413      6,261      5,716      5,200      3,445
Trailmobile............       4,664(3)     13,858     28,089     31,329     23,918     18,239
Transcraft(4)..........       3,703         3,018      4,005      5,311      5,317      4,509
Fontaine(4)............       3,050         3,100      6,000      6,500      5,894      5,063
Total Industry.........     139,658       140,084    270,817    305,869    278,821    224,550

----------
(1)      Does not include approximately 6,000 intermodal containers.

(2) Includes production of 1,467 units by Fruehauf in 1997 prior to the acquisition by us of certain assets of Fruehauf.

(3) Includes Trailmobile Canada only. Trailmobile U.S. filed for bankruptcy in 2001 and was subsequently liquidated.

(4) Transcraft and Fontaine both build primarily platform types of trailers.

            *  Data not available.

Sources: Individual manufacturer information, some of which is estimated, provided by Southern Motor Cargo Magazine (C)1999 (for 1997-1998 data) and Trailer Body Builders Magazine (C)2002 (for 1999-2002 data). Industry totals provided by Southern Motor Cargo Magazine (C)1999 (for 1997-1998 data) and A.C.T. Research Company, L.L.C. (for 1999-2002 data).

REGULATION

         Truck trailer length, height, width, maximum weight capacity and other specifications are regulated by individual states. The Federal government also regulates certain safety features incorporated in the design of truck trailers, including regulations that require anti-lock braking systems and that define rear impact guard standards. Changes in both state and federal regulation of the size, safety features and configuration of truck trailers have led to fluctuations in demand for trailers from time to time. Manufacturing operations are subject to environmental laws enforced by federal, state and local agencies.

RECENT DEVELOPMENTS

     REFINANCING ACTIVITIES

         In the third quarter of 2003, we raised capital from institutional investors through the sale of our unsecured 3.25% Convertible Senior Notes due August 1, 2008 notes and we entered into a three year, $222 million bank financing package led by Fleet Capital Corporation as Administrative Agent, National City Bank as Syndication Agent and Wachovia Bank and GE Capital as Co-Documentation Agents. Merrill Lynch, LaSalle Bank, Fifth Third Bank and Washington Mutual also participated in the bank financing. Also, we sold certain non-core assets and used the proceeds to reduce indebtedness.

     NOTE OFFERING

         On August 1, 2003, we completed the sale of $125 million of our unsecured 3.25% Convertible Senior Notes due August 1, 2008 in a Rule 144A offering. The sale was made to several institutional investors through Merrill Lynch & Co. and BB&T Capital Markets as initial purchasers. We used the net proceeds from this offering to repay a portion of our outstanding indebtedness. These are the notes that are being offered by the selling holders named in this prospectus.

     BANK FINANCING

         On September 23, 2003, we entered into a $222 million three-year asset-based loan arrangement that includes a $47 million term loan and a $175 million revolving facility. The new financing replaced existing indebtedness and is expected to substantially lower our cost of debt.

         The term loan is secured by our property, plant and equipment. The revolver is secured by inventory and accounts receivable and the amount available to borrow varies in relation to the balances of those accounts.

         Interest on the term loan is variable, based on the London Interbank Offer Rate (LIBOR) plus 300 basis points, decreasing to 275 basis points after six months. Interest on the revolver is at LIBOR plus 275 basis points, decreasing to 250 basis points after six months. We pay a commitment fee on the unused portion of the facility at a rate of 37.5 basis points per annum. Additionally, we estimate that fees associated with the transaction will amount to approximately $3.5 million, which will be amortized over the term of the loan.

         The term loan requires quarterly principal payments of $1.7 million commencing on January 1, 2004, with the balance due on September 23, 2006. The revolving facility is due on September 23, 2006. Beginning in March 2005, excess cash flow, as defined in the agreement, is required to be used to reduce term loan indebtedness.

         The loan agreement contains covenants that require, among other things, minimum fixed charge coverage and maximum senior debt to EBITDA coverage. The agreement also place limits on capital expenditure and additional borrowings.

         In connection with the refinancing of most of our existing debt through our note offering and the new bank financing we will recognize a debt extinguishment charge of $21 million including prepayment penalties and the write off of previously deferred debt costs.

     DIVESTITURE OF ASSETS

         On September 19, 2003, we completed the sale of certain of the assets of our leasing and rental and aftermarket parts businesses for approximately $53.3 million in cash. Net proceeds from the sale were used to repay a portion of our outstanding indebtedness. Loss on the disposition amounted to approximately $29.9 million, including a $28.5 million asset impairment charge recorded in the 2003 second quarter. Additionally, we anticipate a $0.6 million loss on the disposition of certain retained assets related to these businesses.

                                  THE OFFERING

         The following is a brief summary description of this offering. For a more complete description of the terms of the notes, see "Description of the Notes" in this prospectus.

Issuer.................................  Wabash National Corporation

Securities Covered by this Prospectus..  $125,000,000 principal amount of 3.25%
                                         Convertible Senior Notes due August 1,
                                         2008 and the shares of common stock
                                         issuable upon conversion of such
                                         notes.

Maturity...............................  August 1, 2008


Interest...............................  The notes bear interest at 3.25% per annum on the principal amount, payable
                                         semiannually in arrears on August 1,
                                         and February 1, beginning on February
                                         1, 2004, and at maturity.


Conversion Rights......................  Holders may convert their notes prior to maturity, in multiples of $1,000
                                         principal amount, into shares of our
                                         common stock under any of the following
                                         circumstances:

                                         -  in any fiscal quarter commencing
                                            after September 30, 2003 if the
                                            closing sale price of our common
                                            stock for at least 20 trading days
                                            in a period of 30 consecutive
                                            trading days ending on the last
                                            trading day of the preceding fiscal
                                            quarter is greater than 110% of the
                                            conversion price per share of common
                                            stock on the last day of such
                                            preceding fiscal quarter;


                                         -  if the sale price of our common
                                            stock for at least 20 trading days
                                            in a period of 30 consecutive
                                            trading days ending on the last
                                            trading day prior to the final
                                            maturity date of the notes is
                                            greater than 110% of the conversion
                                            price per share of common stock on
                                            the last trading day prior to the
                                            maturity date; and


                                         -  if the average of the trading prices
                                            per $1,000 principal amount of notes
                                            for any ten consecutive trading-day
                                            period is less than 95% of the
                                            average conversion value for the
                                            notes during that period, as
                                            described under "Description of the
                                            Notes"; provided, however, a holder
                                            may not convert its notes if the
                                            average
                                            closing sale price of our
                                            common stock for such ten
                                            consecutive trading-day period was
                                            between the then current conversion
                                            price per share of common stock and
                                            110% of the then applicable
                                            conversion price per share of common
                                            stock.

                                         If any of the forgoing conditions is
                                         satisfied, the notes will be
                                         convertible at any time, at the option
                                         of the holder, through the close of
                                         business on the maturity date of the
                                         notes. Holders may also convert their
                                         notes into shares of our common stock
                                         upon certain mergers, consolidations
                                         and other fundamental transactions
                                         affecting stockholders described under
                                         "Description of the Notes -- Conversion
                                         Rights -- Conversion Upon Occurrence of
                                         Specified Corporate Transactions."

                                         For each $1,000 principal amount of
                                         notes surrendered for conversion,
                                         holders will receive 52.0833 shares of
                                         our common stock. This represents an
                                         initial conversion price of $19.20 per
                                         share of common stock. As described in
                                         this prospectus, the conversion rate
                                         may be adjusted for certain reasons,
                                         but it will not be adjusted for accrued
                                         and unpaid interest.

Ranking................................  The notes are our senior unsecured and unsubordinated obligations and:

                                         -  rank on a parity in right of payment
                                            with all existing and future senior
                                            unsecured and unsubordinated debt;

                                         -  will rank senior to any future
                                            subordinated debt;

                                         -  are effectively subordinated to any
                                            secured debt to the extent of the
                                            value of the assets securing such
                                            debt; and

                                         -  are effectively subordinated to all
                                            liabilities and preferred stock of
                                            our subsidiaries.


                                         See "Description of the Notes --
                                         Ranking." As of June 30, 2003, we had
                                         $331.5 million of secured indebtedness
                                         and $5.5 million of unsecured
                                         indebtedness.

Change of Control......................  Upon a change of control event (as defined in the indenture governing the
                                         notes), each holder of the notes may
                                         require us to repurchase some or all of
                                         its notes at a repurchase price equal
                                         to 100% of the aggregate principal
                                         amount of the notes plus accrued and
                                         unpaid interest. The repurchase price
                                         is payable:

                                         -  in cash; or

                                         -  in shares of our common stock, at
                                            our option, subject to the
                                            satisfaction of certain conditions
                                            as provided in the indenture. The
                                            number of shares of common stock
                                            will equal the repurchase price
                                            divided by 95% of the average of the
                                            closing sale prices of the common
                                            stock for the five consecutive
                                            trading days ending on and including
                                            the third day prior to the
                                            repurchase date.

                                         Upon a change of control, certain of
                                         our existing debt agreements would, and
                                         any debt agreements we enter into in
                                         the future may, prohibit us from paying
                                         the repurchase price in cash unless
                                         prior to any such payment we either
                                         repay our outstanding indebtedness
                                         subject to such restrictions, refinance
                                         such debt on other terms or obtain a
                                         waiver from such lenders. As a result,
                                         we cannot assure you that we will be
                                         able to pay the repurchase price in
                                         cash.

                                         See "Description of the Notes -- Change
                                         of Control Permits Purchase of Notes at
                                         the Option of the Holder."

Use of Proceeds........................  We will not receive any of the proceeds of sales by the selling security
                                         holders of any of the securities
                                         covered by this prospectus.


Form...................................  The notes have been issued in book-entry form and are represented by
                                         permanent global certificates deposited
                                         with, or on behalf of, The Depository
                                         Trust Company ("DTC") and registered in
                                         the name of a nominee of DTC.
                                         Beneficial interests in any of the
                                         notes are shown on, and transfers are
                                         effected only through, records
                                         maintained by DTC or its nominee, and
                                         any such interest may not be exchanged
                                         for certificated securities, except in
                                         limited circumstances.

Trading................................  The notes are eligible for trading in the Portal Market. Our common stock is
                                         traded on the New York Stock Exchange
                                         under the symbol "WNC."

Risk Factors...........................  See "Risk Factors" and the other information included and incorporated
                                         by reference in this prospectus for a
                                         discussion of factors you should
                                         carefully consider before deciding to
                                         invest in the notes.

                                  RISK FACTORS

         You should carefully consider the risks described below in addition to other information contained or incorporated by reference in this prospectus before making an investment decision. Realization of any of the following risks could have a material adverse effect on our business, financial condition, cash flows and results of operations.

RISKS RELATED TO OUR SUBSTANTIAL INDEBTEDNESS

         OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

         We are highly leveraged and have substantial debt in relation to our shareholders' equity. As of June 30, 2003, we had an aggregate of $337 million of outstanding indebtedness. Although our recent sale of our unsecured 3.25% Convertible Senior Notes due August 1, 2008 and the completion of a three year $222 million asset based debt refinancing strengthen our balance sheet, we continue to be highly leveraged.

         Our high level of debt could have important consequences to our investors, including:

         - we may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;

         - we will need to use a portion of our cash flow from operations to pay principal of and interest on our debt, which will reduce the amount of funds available to us for other purposes;

         - we may be more highly leveraged than our competitors, which could put us at a competitive disadvantage; and

         - we may not be able to adjust rapidly to changing market conditions, which may make us more vulnerable in the event of a downturn in general economic conditions of our business.

     RESTRICTIVE COVENANTS IN OUR DEBT INSTRUMENTS COULD LIMIT OUR FINANCIAL AND OPERATING FLEXIBILITY AND SUBJECT US TO OTHER RISKS.

         The agreements governing our indebtedness include certain covenants that restrict, among other things, our ability to:

         -        incur additional debt;

         -        pay dividends on our equity or repurchase our equity;

         -        make certain investments;

         -        create certain liens; and

         - consolidate, merge or transfer all or substantially all of our assets.

         Our ability to comply with such agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. In addition, upon the occurrence of an event of default under our debt agreements, the lenders could elect to declare all amounts outstanding under our debt agreements, together with accrued interest, to be immediately due and payable.

RISKS RELATED TO OUR BUSINESS, STRATEGY AND OPERATIONS

     AN ADVERSE CHANGE IN OUR CUSTOMER RELATIONSHIPS OR IN THE FINANCIAL CONDITION OF OUR CUSTOMERS COULD ADVERSELY AFFECT OUR BUSINESS.

         We have corporate partnering relationships with a number of customers where we supply the requirements of these customers. Our success is dependent, to a significant extent, upon the continued strength of these relationships and the growth of our corporate partners. We often are unable to predict the level of demand for our products from these partners, or the timing of their orders. In addition, the same economic conditions that adversely affect us also often adversely our customers. As some of our customers are highly leveraged and have limited access to capital, their continued existence may be uncertain. One of our customers located in Mexico is experiencing financial difficulties. Although this customer is current in its payment obligation to us, the customer owes us $6 million secured by highly specialized RoadRailer(R) equipment, which due to the nature of the equipment, has a minimal recovery value. In addition, we have subleased certain highly specialized RoadRailer(R) equipment to Amtrak, which is experiencing financial difficulties. Due to the highly specialized nature of this equipment, the recovery value of the equipment is considered to be minimal. The unamortized lease value of this arrangement with Amtrak was approximately $4.5 million as of June 30, 2003. In addition, we have approximately $10 million in finance contracts related to Amtrak recorded on our balance sheet. The loss of a significant customer or unexpected delays in product purchases could adversely affect our business and results of operations.

     OUR TECHNOLOGY AND PRODUCTS MAY NOT ACHIEVE MARKET ACCEPTANCE, WHICH COULD ADVERSELY AFFECT OUR COMPETITIVE POSITION.

         We continue to introduce new products such as the DuraPlate(R) HD, and the Freight-Pro(R) trailer. We cannot assure you that these or other new products or technologies will achieve sustained market acceptance. In addition, new technologies or products that our competitors introduce may render our products obsolete or uncompetitive. We have taken steps to protect our proprietary rights in our new products. However, the steps we have taken to protect them may not be sufficient or may not be enforced by a court of law. If we are unable to protect our proprietary rights, other parties may attempt to copy or otherwise obtain or use our products or technology. If competitors are able to use our technology, our ability to compete effectively could be harmed.

     WE HAVE A LIMITED NUMBER OF SUPPLIERS OF RAW MATERIALS; AN INCREASE IN THE PRICE OF RAW MATERIALS OR THE INABILITY TO OBTAIN RAW MATERIALS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

         We currently rely on a limited number of suppliers for certain key components in the manufacturing of truck trailers. The loss of our suppliers or their inability to meet our price, quality, quantity and delivery requirements could have a significant impact on our results of operations.

     DISRUPTION OF OUR MANUFACTURING OPERATIONS OR MANAGEMENT INFORMATION SYSTEMS WOULD HAVE AN ADVERSE EFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     We manufacture our products at two facilities in Lafayette, Indiana, with our primary manufacturing facility accounting for approximately 85% of our manufacturing output. An unexpected disruption in our production at either of these facilities or in our management information systems for any length of time would have an adverse effect on our business, financial condition and results of operations.

     THE LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

         Many of our executive officers are critical to the management and direction of our business. Our future success depends, in large part, on our ability to retain these officers and other capable management personnel. The unexpected loss of the services of any of our key personnel could have an adverse effect on the operation of our business, as we may be unable to find suitable management to replace departing executives on a timely basis.

     THE INABILITY TO REALIZE ADDITIONAL COSTS SAVINGS COULD WEAKEN OUR COMPETITIVE POSITION.

         If we are unable to continue to successfully implement our program of cost reduction and continuous improvement, we may not realize additional anticipated cost savings, which could weaken our competitive position.

     WE ARE SUBJECT TO CURRENCY EXCHANGE RATE FLUCTUATIONS, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.

         We are subject to currency exchange rate risk related to sales through our 7 factory-owned retail distribution centers in Canada. We currently hedge approximately 70% of our estimated Canadian cash flow. For the six month period ended June 30, 2003, currency exchange rate fluctuations had a favorable impact of $5.6 million on our results of operations. However, we cannot assure you that we will continue to experience such benefits or that currency exchange rate fluctuations will not have an adverse affect on our results of operations.

RISKS PARTICULAR TO THE INDUSTRIES IN WHICH WE OPERATE

     OUR BUSINESS IS HIGHLY CYCLICAL, WHICH COULD ADVERSELY AFFECT OUR SALES AND RESULTS OF OPERATIONS.

         The truck trailer manufacturing industry historically has been and is expected to continue to be cyclical, as well as affected by overall economic conditions. New trailer production for the trailer industry as a whole decreased to 139,658 in 2002 as compared to 140,084 units in 2001, 270,817 units in 2000 and 305,869 units in 1999. According to ACT, the current forecast for industry shipments in 2003 is approximately 182,000 units. Customers historically have replaced trailers in cycles that run from five to twelve years, depending on service and trailer type. Poor economic conditions can adversely affect demand for new trailers and in the past have led to an overall aging of trailer fleets beyond this typical replacement cycle. Our business is likely to continue to be adversely affected unless economic conditions improve. We cannot assure you that the industry will achieve the forecasted sales for 2003 or that our unit sales in the future will return to the levels experienced in the late 1990s and 2000.

     SIGNIFICANT COMPETITION IN THE INDUSTRIES IN WHICH WE OPERATE MAY RESULT IN OUR COMPETITORS OFFERING NEW OR BETTER PRODUCTS AND SERVICES OR LOWER PRICES, WHICH COULD RESULT IN A LOSS OF CUSTOMERS AND A DECREASE IN OUR REVENUES.

         The truck trailer manufacturing industry is highly competitive. We compete with other manufacturers of varying sizes, some of which may have greater financial resources than we do. Barriers to entry in the standard truck trailer manufacturing industry are low. As a result, it is possible that additional competitors could enter the market at any time. In addition, we believe that the manufacturing over-capacity and high leverage of some of our competitors, along with the recent bankruptcies and financial stresses that have affected the industry, have contributed to significant pricing pressures.

         If we are unable to compete successfully with other trailer manufacturers, we could lose customers and our revenues may decline. In addition, competitive pressures in the industry may affect the market prices of our new and used equipment, which, in turn, may adversely affect our sales margins and results of operations.

     WE ARE SUBJECT TO EXTENSIVE GOVERNMENTAL LAWS AND REGULATIONS, AND OUR COSTS RELATED TO COMPLIANCE WITH, OR OUR FAILURE TO COMPLY WITH, EXISTING OR FUTURE LAWS AND REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

         The length, height, width, maximum weight capacity and other specifications of truck trailers are regulated by individual states. The Federal government also regulates certain safety features incorporated in the design of truck trailers. Changes or anticipation of changes in these regulations can have a material impact on our financial results, as our customers may defer customer purchasing decisions and we may have to reengineer products. In addition, we are subject to various environmental laws and regulations dealing with the transportation, storage, presence, use, disposal and handling of hazardous materials, discharge of stormwater and underground fuel storage tanks and may be subject to liability associated with operations of prior owners of acquired property. If we are found to be in violation of applicable laws or regulations, it could have an adverse effect on our business, financial condition and results of operations. Our costs of complying with these or any other current or future environmental regulations may be significant. In addition, if we fail to comply with existing or future laws and regulations, we may be subject to governmental or judicial fines or sanctions. See "Legal Proceedings" for a discussion of the ongoing federal investigation related to our former facility in Huntsville, Tennessee.

     A DECLINE IN THE VALUE OF USED TRAILERS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

         General economic and industry conditions, as well as the supply of used trailers, influences the value of used trailers. As part of our normal business practices, we maintain used trailer inventories and equipment held for lease, and have entered into finance contracts secured by used trailers, as well as residual guarantees and purchase commitments for used trailers. Declines in the market value for used trailers or the need to dispose of excess inventories has had, and could in the future have, an adverse effect on our business, financial condition and results of operations.

         RISKS RELATED TO AN INVESTMENT IN THE NOTES AND COMMON STOCK

     OUR COMMON STOCK HAS EXPERIENCED, AND MAY CONTINUE TO EXPERIENCE, PRICE VOLATILITY AND A LOW TRADING VOLUME.

         The trading price of our common stock has been and may continue to be subject to large fluctuations and, therefore, the trading price of the notes may fluctuate significantly, which may result in losses to investors. Our stock price may increase or decrease in response to a number of events and factors, including:

         -        trends in our industry and the markets in which we operate;

         -        changes in the market price of the products we sell;

         - the introduction of new technologies or products by us or our competitors;

         - changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

         - operating results that vary from the expectations of securities analysts and investors;

         - announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, financings or capital commitments;

         -        changes in laws and regulations; and

         -        general economic and competitive conditions.

         This volatility may adversely affect the prices of our common stock and the notes regardless of our operating performance. The price of our common stock also may be adversely affected by the amount of common stock issuable upon conversion of the notes. Assuming $125 million in aggregate principal amount of the notes are converted at a conversion price of $19.20, the number of shares of our common stock outstanding would increase by approximately 6,510,416 shares, or approximately 20.22%.

         In addition, our common stock has experienced low trading volume in the past.

     THERE IS A LIMITED TRADING MARKET FOR THE NOTES.

         There is limited market activity in the notes. Although the initial purchasers of the notes are currently making a market in the notes, they are not obligated to do so and may discontinue such market making at any time without notice. In addition, such market making activity will be subject to the limits imposed by the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended. Accordingly, there can be no assurance that any market for the notes will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could be materially adversely affected. The notes are traded on the Portal Market; however, we do not intend to apply for listing of the notes on any securities exchange.

         The liquidity of the trading market in these notes, and the market price quoted for these notes, may be materially adversely affected by:

         - changes in the overall market for convertible subordinated securities;

         -        changes in our financial performance or prospects;

         -        the prospects for companies in our industry generally;

         -        the number of holders of the notes;

         - the interest of securities dealers in making a market for the notes; and

         -        prevailing interest rates.

     THE NOTES ARE UNSECURED AND EFFECTIVELY SUBORDINATED TO ANY SECURED INDEBTEDNESS WE HAVE AND MAY INCUR IN THE FUTURE AND THE LIABILITIES OF OUR SUBSIDIARIES.

     The notes are our senior unsecured obligations, effectively junior in right of payment to our secured debt, to the extent of the assets securing such debt. In addition, the notes are effectively junior in right of payment to the indebtedness and other liabilities of our subsidiaries. See "Description of the Notes -- Ranking."

     In the event that we are declared bankrupt, become insolvent or are liquidated or reorganized, any debt that ranks ahead of the notes will be entitled to be paid in full from our assets before any payment may be made with respect to the notes. Holders of the notes will participate ratably with all holders of our other senior unsecured indebtedness, based upon the respective amounts owed to each holder or creditor, in our remaining assets. Upon the occurrence of any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than the holders of any secured indebtedness that we may then have outstanding.

     WE MAY INCUR ADDITIONAL INDEBTEDNESS RANKING EQUAL TO THE NOTES.

     If we incur any additional debt that ranks equally with the notes, including trade payables, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to holders of notes, if any.

     WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS TO PURCHASE NOTES UPON A CHANGE OF CONTROL AS REQUIRED BY THE INDENTURE.

         Upon the occurrence of certain change of control events, each holder of notes may require us to repurchase all or a portion of its notes at a purchase price equal to 100% of the principal amount thereof, plus accrued interest. Our ability to repurchase the notes for cash upon a change of control would be limited by the terms of certain of our existing debt agreements and may be limited by the terms of any debt agreements that we enter into in the future. Upon a change of control, we may be required immediately to repay the outstanding principal, any accrued interest and any other amounts owed by us under our other debt agreements. We cannot assure you that we would be able to repay amounts outstanding under our debt agreements, or obtain necessary consents to repurchase the notes. Any requirement to offer to purchase any outstanding notes may result in our having to refinance our outstanding indebtedness, which we may not be able to do on terms favorable to us, if at all.

     WE DO NOT EXPECT TO PAY CASH DIVIDENDS IN THE FORESEEABLE FUTURE.

         Since December 2001, we have not declared or paid cash or other dividends on our common stock and do not expect to pay cash dividends on our common stock for the foreseeable future. We currently intend to retain all future earnings for use in the operation of our business and to fund future growth. In addition, the terms of our existing debt agreements restrict our ability to pay cash dividends on our common stock. We are permitted to pay preferred stock dividends on our outstanding Series B Preferred so long as no default or event of default exists at the time of the distribution.

     ARTHUR ANDERSEN LLP, OUR FORMER AUDITORS, AUDITED CERTAIN FINANCIAL INFORMATION INCLUDED IN THIS PROSPECTUS. IN THE EVENT SUCH FINANCIAL INFORMATION IS LATER DETERMINED TO CONTAIN FALSE STATEMENTS, YOU MAY BE UNABLE TO RECOVER DAMAGES FROM ARTHUR ANDERSEN LLP.

         Arthur Andersen LLP completed its audit of our financial statements for the year ended December 31, 2001, and issued its report with respect to such financial statements dated April 12, 2002. On March 14, 2002, Arthur Andersen was indicted on, and on June 15, 2002 Arthur Andersen was convicted of, federal obstruction of justice charges arising from the U.S. Government's investigation of Enron Corporation.

         On May 30, 2002, we dismissed Arthur Andersen as our independent auditors and we appointed Ernst & Young LLP as our independent auditors for fiscal year 2002. We had no disagreements with Arthur Andersen on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure. Arthur Andersen audited the financial statements that we include in this prospectus as of December 31, 2001 and for the years ending December 31, 2000 and 2001.

         Arthur Andersen has stopped conducting business before the SEC and has limited assets available to satisfy the claims of creditors. As a result, you may be limited in your ability to recover damages from Arthur Andersen under federal or state law if it is later determined that there are false statements contained in this prospectus relating to or contained in financial data audited by Arthur Andersen.

        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     We present below the ratio of our earnings to combined fixed charges and preferred stock dividends for each of the years ended December 31, 2002, 2001, 2000, 1999 and 1998 and the six months ended June 30, 2003.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                    Six Months Ended        For the Years Ended December 31,
                                     June 30, 2003      2002      2001     2000      1999     1998
                                    ----------------  --------  -------  -------    ------    ----
Ratio of earnings to combined
 fixed charges and preferred stock
 dividends                                  -               -         -        -     3.53      2.57
Earnings deficiency                   $26,330         $72,958  $276,708  $14,836    $ -       $ -

     For the six months ended June 30, 2003 and the years ended December 31, 2002, 2001 and 2000, earnings are inadequate to cover fixed charges and the dollar amount of coverage deficiency is disclosed in the above table, in thousands.

     We present below the pro forma ratio of our earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2002 and the six months ended June 30, 2003. The pro forma ratios have been prepared to illustrate the impact of the asset divestiture and refinancings described in the recent developments section of the prospectus. The pro forma ratios give effect to the transactions as if they had occurred as of the beginning of the respective periods.

                 PRO FORMA RATIO OF EARNINGS TO COMBINED FIXED
                     CHARGES AND PREFERRED STOCK DIVIDENDS

                                            Six Months Ended          Year Ended
                                             June 30, 2003        December 31, 2002
                                            ----------------      -----------------
Ratio of earnings to combined
  fixed charges and preferred stock
  dividends                                       2.00                   -

Earnings Deficiency                              $   -             $68,623


     For the year ended December 31, 2002, pro forma earnings are inadequate to cover fixed charges and the dollar amount of the coverage deficiency is disclosed in the above table.

                           PRICE RANGE OF COMMON STOCK

         Our common stock is listed for trading on the New York Stock Exchange under the symbol "WNC." The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the New York Stock Exchange Composite Tape:

                                                  High       Low
                                                -------     ------
2001

First Quarter                                   $ 12.00     $ 8.25

Second Quarter                                    13.33       9.75

Third Quarter                                     12.45       6.32

Fourth Quarter                                     8.74       6.62

2002

First Quarter                                   $ 12.15     $ 7.16

Second Quarter                                    11.19       7.55

Third Quarter                                      9.94       4.18

Fourth Quarter                                     8.50       3.55

2003

First Quarter                                   $  9.03       5.30

Second Quarter                                    14.70       6.17

Third Quarter (through September 30,
2003)                                             14.00      19.55

         The last reported sale price of our common stock on the New York Stock Exchange on September 30, 2003 was $15.95 per share. As of September 26, 2003 the number of record holders of our common stock was 1,103.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the notes or common stock by the selling holders.

                                 SELLING HOLDERS

         The notes were originally issued by us and sold to the initial purchasers in a transaction exempt from the registration requirements of the Securities Act of 1933 and were resold by the initial purchasers to persons reasonably believed by the initial purchasers to be qualified institutional buyers or other institutional accredited investors, in transactions exempt from the registration requirements. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible.

         The following table sets forth information with respect to the selling holders and the principal amounts of notes beneficially owned by each selling holder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holders to us in a selling securityholder questionnaire and is as of the date specified by the holders in those questionnaires. Any or all of the notes listed below and the common stock into which the notes are convertible may be offered for sale pursuant to this prospectus by the selling holders from time to time, including selling holders that, after the effective date of the registration statement, acquire any of the securities held by the selling holders listed in the table below. Accordingly, no estimate can be given as to the amounts of notes or common stock that will be held by the selling holders upon consummation of any such sales. In addition, the information relating to ownership of notes by the selling holders listed in the table below may have changed as a result of the acquisition, sale or transfer, in transactions exempt from the registration requirements of the Securities Act, of some or all of their notes since the date as of which the information in the table is presented.

         Information about selling holders may change over time. Any changed information supplied to us will be set forth in prospectus supplements or post-effective amendments, as may be appropriate. From time to time, additional information concerning ownership of the notes may rest with certain holders thereof not named in the table below and of whom we are unaware.

                          Principal Amount    Shares of
                              of Notes       Common Stock                          Shares of
                            Beneficially        Owned       Shares of Common   Common Stock Owned
                             Owned and       Prior to the        Stock        After Completion of
Name of Beneficial Owner      Offered       Offering(1)(2)     Offered(2)         the Offering
------------------------      -------       --------------     ---------          ------------
                             [To be filed by pre-effective amendment]

All other holders of
notes or future
transferees, pledgees,
donees, assignees or
successors of any such
holders (3)

(1)      Includes common stock into which the notes are convertible.

(2) Assumes a conversion price of $19.20 per share, which is equal to a conversion rate of approximately 52.0833 shares of common stock per $1,000 principal amount of notes, subject to adjustment, and a cash payment in lieu of any fractional interest.

(3) Assumes that any other holders of notes or any future transferee from any holder does not beneficially own any common stock other than common stock into which the notes are convertible.

         None of the selling holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years. The selling holders purchased the notes from the initial purchasers in private transactions on August 1, 2003.

         The conversion rate, and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

                              PLAN OF DISTRIBUTION

         The selling holders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

         The notes and the common stock into which the notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

         - on any national securities exchange or quotation service on which the notes or the common stock may be listed or quoted at the time of sale;

         -        in the over-the-counter market;

         - in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

         - through the writing of options, whether the options are listed on an options exchange or otherwise; or

         -        through the settlement of short sales.

         In connection with the sale of the notes and the common stock into which the notes are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the common stock into which the notes are convertible in the course of hedging the positions they assume. The selling holders may also sell the notes or the common stock into which the notes are convertible short and deliver these securities to close out their short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

         The aggregate proceeds to the selling holders from the sale of the notes or common stock into which the notes are convertible offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

         Our outstanding common stock is listed on the New York Stock Exchange. We do not intend to list the notes for trading on the New York Stock Exchange, any other national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes.

         In order to comply with the securities laws of some states, if applicable, the notes and common stock into which the notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

         The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of
Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

         The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, which may limit the timing of purchases and sales of any of the notes by the selling holders and any such other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the notes to engage in market-making activities with respect to the particular notes being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the notes and the preferred notes and the ability of any person or entity to engage in market-making activities with respect to the notes.

         In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may not sell any notes or common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

         On August 1, 2003, we issued and sold the notes to two initial purchasers in transactions exempt under Section 4(2) of the Securities Act, and the initial purchasers subsequently resold them to persons reasonably believed to be qualified institutional buyers in a transaction exempt from registration in reliance on Rule 144A of the Securities Act.

         To the extent required, the specific notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

         We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holders and Wabash and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling holders incident to the offering and sale of the notes and the common stock.

                            DESCRIPTION OF THE NOTES

         The notes were issued under an indenture between us and Wachovia Bank, National Association, as trustee, dated August 1, 2003. The terms of the notes include those provided in the indenture and those provided in the registration rights agreement, which we entered into with the initial purchasers. As used in this section, the words "we," "us," "our" or "Wabash" refer to Wabash National Corporation.

         The following description of provisions of the notes is not complete and is subject to, and qualified in its entirety by reference to, the notes, the indenture and the registration rights agreement. We will provide you with a copy of any of the foregoing documents without charge upon request.

GENERAL

         The notes are our general unsecured and unsubordinated obligations and are convertible into our common stock as described under "-- Conversion Rights" below. The notes are limited to $125,000,000 aggregate principal amount and mature on August 1, 2008, unless earlier repurchased by us at the option of the holder upon the occurrence of a Change of Control (as defined below). The notes are not redeemable prior to maturity.

         The notes bear cash interest at a rate of 3.25% per annum from August 1, 2003, or from the most recent interest payment date to which interest has been paid or duly provided for. We will pay cash interest semi-annually in arrears on August 1 and February 1 of each year to holders of record at the close of business on the preceding July 15 and January 15, respectively, beginning February 1, 2004 and on the maturity date of August 1, 2008, to the holder to whom we pay the principal. We may pay interest on notes represented by certificated notes by check mailed to such holders. However, a holder of notes with an aggregate principal amount in excess of $5,000,000 will be paid by wire transfer in immediately available funds at the election of such holder. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Each payment of cash interest on the notes will include interest accrued through the day before the applicable interest payment date (or purchase date or conversion date, as the case may be). Interest will cease to accrue on a note upon its maturity, conversion or purchase by us upon a Change of Control.

         Principal will be payable, and the notes may be presented for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be the office or agency of the trustee in New York, New York. See "-- Form, Denomination and Registration" below.

         The indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of our securities or the incurrence of indebtedness. The indenture also does not contain any covenants or other provisions that afford protection to holders of notes in the event of a highly leveraged transaction or a Change of Control of Wabash except to the extent described under "-- Change of Control Permits Purchase of Notes at the Option of the Holder" below.

CONVERSION RIGHTS

         The holders of notes may, at any time, after the occurrence of one of the conditions set forth below and prior to the close of business on the final maturity date of the notes, convert any outstanding notes (or portions thereof) into our common stock, initially at a conversion price of $19.20 per share of common stock, which is equal to a conversion rate of 52.0833 shares of common stock per $1,000 principal amount of notes. The conversion rate is subject to adjustment upon the occurrence of certain events described below. Holders may convert notes only in denominations of $1,000 and whole multiples of $1,000. Except as described below, no adjustment will be made on conversion of any notes for interest accrued thereon or dividends paid on any common stock. Notwithstanding the above, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the principal amount of notes so converted. We are not required to issue fractional shares of common stock upon conversion of notes and instead will pay a cash adjustment based upon the market price of the common stock on the last trading day before the date of the conversion.

         A holder may exercise the right of conversion by delivering the note to be converted to the specified office of a conversion agent, with a completed notice of conversion, together with any funds that may be required as described in the preceding paragraph. Beneficial owners of interests in a global note may exercise their right of conversion by delivering to the Depository Trust Company (DTC) the appropriate instruction form for conversion pursuant to DTC's conversion program. The conversion date will be the date on which the notes, the notice of conversion and any required funds have been so delivered. A holder delivering a note for conversion will not be required to pay any taxes or duties relating to the issuance or delivery of the common stock for such conversion, but will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the holder of the note. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid. If any note is converted prior to the expiration of the holding period applicable for sales thereof under Rule 144(k) under the Securities Act (or any successive provision), the common stock issuable upon conversion will not be issued or delivered in a name other than that of the holder of the note, unless the applicable restrictions on transfer have been satisfied.

     CONVERSION RATE ADJUSTMENTS

         The initial conversion rate will be adjusted for certain events, including:

         - the issuance of Wabash common stock as a dividend or distribution on Wabash common stock;

         - subdivisions, combinations and certain reclassification of Wabash common stock;

         - the issuance to all holders of Wabash common stock of certain rights or warrants to purchase Wabash common stock (or securities convertible into Wabash common stock) at a price less than (or having a conversion price per share less than) the current market price of Wabash common stock;

         - the dividend or other distribution to all holders of Wabash common stock or shares of Wabash capital stock (other than common stock) of evidences of indebtedness or assets (including securities, but excluding (A) those rights and warrants referred to above, (B) dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the second succeeding paragraph or (C) dividends or distributions paid exclusively in cash);

         - dividends or other distributions consisting exclusively of cash to all holders of Wabash common stock; and

         - the purchase of Wabash common stock pursuant to a tender offer made by Wabash or any of its subsidiaries, to the extent that the same involves an aggregate consideration that, together with any cash and the fair market value of any other consideration paid in any other tender offer by Wabash or any of its subsidiaries for Wabash common stock expiring within the 12 months preceding such tender offer for which no adjustment has been made, exceeds ten percent of our market capitalization on the expiration of such tender offer.

         No adjustment in the conversion rate will be required unless such adjustment would require a change of at least one percent in the conversion rate then in effect at such time. Any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion rate will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

         In the case of:

         - any reclassification or change of Wabash common stock (other than changes resulting from a subdivision or combination) or

         - a consolidation, merger or combination involving Wabash or a sale or conveyance to another corporation of all or substantially all of Wabash's property and assets,

         in each case as a result of which holders of Wabash common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for Wabash common stock, the holders of the notes then outstanding will be entitled thereafter to convert those notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such notes been converted into Wabash common stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance.

         We may not become a party to any such transaction unless its terms are consistent with the foregoing. If a taxable distribution to holders of Wabash common stock or other transaction occurs which results in any adjustment of the conversion price, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of common stock. See the section of this prospectus entitled "Material United States Federal Income Tax Considerations."

         We may from time to time, to the extent permitted by law, reduce the conversion price of the notes by any amount for any period of at least 20 days. In that case we will give at least 15 days' notice of such decrease. We may make such reductions in the conversion price, in addition to those set forth above, as the board of directors deems advisable or in our best interests, which determination will be conclusive.

         CONVERSION UPON SATISFACTION OF SALE PRICE CONDITIONS. Holders may surrender notes for conversion into shares of Wabash common stock in any fiscal quarter commencing after September 30, 2003 if, as of the last day of the preceding fiscal quarter, the sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding fiscal quarter is more than 110% of the conversion price per share of common stock on the last day of such preceding fiscal quarter. Holders may also surrender notes for conversion into shares of Wabash common stock if the sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day prior to the final maturity date of the notes is greater than 110% of the conversion price per share of common stock on the last day prior to the maturity date. If either of foregoing conditions is satisfied, then the notes will be convertible at any time at the option of the holder, through the close of business on the final maturity date of the notes.

         The sale price of our common stock on any trading day means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date on the principal national securities exchange on which the common stock is listed, or if our common stock is not listed on a national securities exchange, as reported by the Nasdaq System or otherwise as provided in the indenture.

         CONVERSION UPON SATISFACTION OF TRADING PRICE CONDITION. Holders may surrender notes for conversion into shares of Wabash common stock following any ten consecutive trading-day period in which the average of the trading prices per $1,000 principal amount of notes for that ten trading-day period was less than 95% of the average conversion value for the notes during that period; provided, however, a holder may not convert its notes if the average closing sale price of our common stock for such ten consecutive trading-day period was between the then current conversion price per share of common stock and 110% of the then applicable conversion price per share of common stock. If the foregoing condition is satisfied, then the notes will be convertible at any time at the option of the holder, through the close of business on the final maturity date of the notes.

         The conversion value of a note is equal to the product of the closing sale price for shares of our common stock on a given day multiplied by the then current conversion rate, which is the number of shares of common stock into which each note is then convertible. The trading price of the notes on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of notes obtained by us or the trustee for $2,500,000 principal amount of notes at approximately 3:30 p.m., New York City time, on such determination date from two independent nationally recognized securities dealers we select, provided that if at least two such bids cannot reasonably be obtained by us or the trustee, but one such bid is obtained, then this one bid shall be used.

         CONVERSION UPON OCCURRENCE OF SPECIFIED CORPORATE TRANSACTIONS. If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets and, as a result, holders of our common stock would be entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, a note may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction, and at the effective date, the right to convert a note into common stock will be changed into a right to convert it into the kind and amount of securities, cash or other assets of Wabash or another person which the holder would have received if the holder had converted the holder's notes immediately prior to the transaction. If such transaction also constitutes a change of control of Wabash, the holder will be able to require us to purchase all or a portion of such holder's notes as described under "-- Change in Control Permits Purchase of Notes at the Option of the Holder."

RANKING

         The notes are our senior unsecured and unsubordinated obligations. The notes rank on a parity in right of payment with all of our existing and future senior unsecured and unsubordinated indebtedness. However, the notes are effectively subordinated to our existing and future secured indebtedness as to the assets securing such indebtedness. As of June 30, 2003, we had total indebtedness of $337 million (of which $331.5 million was secured indebtedness).

         In addition, the notes are effectively subordinated to all existing and future liabilities of our subsidiaries. Our cash flow and consequent ability to meet our debt obligations depends in part on the earnings of our subsidiaries, and on dividends and other payments from our subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of our subsidiaries, could limit our ability to obtain cash from its subsidiaries for the purpose of meeting debt service obligations, including the payment of principal and interest on the notes. Any rights to receive assets of any subsidiary upon its liquidation or reorganization and the consequent right of the holders of the notes to participate in those assets will be subject to the claims of that subsidiary's creditors, including trade creditors, except to the extent that Wabash is recognized as a creditor of that subsidiary, in which case its claims would still be subordinate to any security interests in the assets of that subsidiary.

CHANGE OF CONTROL PERMITS PURCHASE OF NOTES AT THE OPTION OF THE HOLDER

         If a Change of Control occurs, each holder of notes will have the right to require us to repurchase all of that holder's notes, or any portion of those notes that is equal to $1,000 or a whole multiple of $1,000, on the date that is 30 days after the date we give notice at a repurchase price equal to 100 percent of the aggregate principal amount of the notes to be repurchased, together with interest accrued and unpaid to, but excluding, the repurchase date. Instead of paying the repurchase price in cash, we may pay the repurchase price in shares of our common stock if we so elect in the notice referred to below. The number of shares of common stock a holder will receive will equal the repurchase price divided by 95 percent of the average of the closing sale prices of the applicable common stock for the five trading days immediately preceding and including the third day prior to the repurchase date. However, we may not pay in common stock unless we satisfy certain conditions prior to the repurchase date as provided in the indenture.

         Within 15 days after the occurrence of a Change of Control, we are required to give notice to all holders of notes, as provided in the indenture, of the occurrence of the Change of Control and of their resulting repurchase right. We must also deliver a copy of our notice to the trustee. To exercise the repurchase right, a holder of notes must deliver prior to or on the repurchase date irrevocable written notice to the trustee of the holder's exercise of its repurchase right, together with the notes with respect to which the right is being exercised. A "Change of Control" will be deemed to have occurred when the following has occurred:

         - our common stock (or other common stock into which the notes are convertible) is no longer traded on the New York Stock Exchange or the Nasdaq National Market;

         - any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), acquires the beneficial ownership (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, through a purchase, merger or other acquisition transaction, of 50% or more of the total voting power of the total outstanding voting stock of Wabash other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans;

         - Wabash consolidates with, or merges with or into, another person or conveys, transfers, leases or otherwise disposes in one or a series of related transactions of all or substantially all of its assets to any person, or any person consolidates with or merges with or into Wabash, other than:

         - any transaction (i) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Wabash's capital stock and (ii) pursuant to which holders of Wabash's capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of Wabash's capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction; and

         - any merger solely for the purpose of changing Wabash's jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity;

         - during any consecutive two-year period, individuals who at the beginning of that two-year period constituted the board of directors of Wabash (together with any new directors whose election to such board of directors, or whose nomination for election by stockholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors of Wabash then in office; or

         - Wabash's stockholders pass a special resolution approving a plan of liquidation or dissolution and no additional approvals of stockholders are required under applicable law to cause a liquidation or dissolution.

         However, a Change of Control will not be deemed to have occurred if:

         - the daily market price per share of Wabash common stock for any five trading days within the period of 10 consecutive trading days immediately after the later of the Change of Control or the public announcement of the Change of Control (in the case of a Change of Control under the second bullet point above) or the period of 10 consecutive trading days ending immediately before the Change of Control (in the case of a Change of Control under the third bullet point above) shall equal or exceed 110% of the conversion price of the notes in effect on the date prior to the Change of Control or the public announcement of the Change of Control, as applicable; or

         - all of the consideration (excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights) in the transaction or transactions constituting the Change of Control under the second and third bullet points above consists of shares of common stock that are, or upon issuance will be, traded on the New York Stock Exchange or the American Stock Exchange or quoted on the Nasdaq National Market and as a result of such transaction or transactions the notes become convertible solely into such common stock.

         The definition of Change of Control includes a phrase relating to the conveyance, transfer, lease or other disposition of "all or substantially all" of Wabash's assets. There is no precise established definition of the phrase "substantially all" under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such notes as a result of a conveyance, transfer, lease or other disposition of less than all of Wabash's assets may be uncertain.

         Our right to pay the repurchase price in common stock is subject to our satisfying various conditions, including:

         - the registration of the common stock under the Securities Act and the Exchange Act, if required; and

         - any necessary qualifications under applicable state securities law or the availability of an exemption from such qualification and registration.

If such conditions are not satisfied with respect to a holder prior to the close of business on the repurchase date, we will pay the repurchase price of the notes to the holder entirely in cash. Such cash payment currently is not permitted under our existing debt agreements. We may not change the form of consideration to be paid for the notes once we have given the notice that we are required to give to holders of notes, except as described in the first sentence of this paragraph.

         We will comply with the provisions of any tender offer rules under the Exchange Act that may then be applicable, and will file any schedule required under the Exchange Act in connection with any offer by us to purchase notes at the option of the holders of notes upon a Change of Control. In some circumstances, the Change of Control purchase feature of the notes may make more difficult or discourage a takeover of us and thus the removal of incumbent management. The Change of Control purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate shares of common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change of Control purchase feature is the result of negotiations between us and the initial purchasers.

         We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.

         The foregoing provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may adversely affect holders. Our ability to repurchase notes upon the occurrence of a Change of Control is subject to important limitations. Under our existing credit agreements, we would not be permitted to repurchase notes for cash unless prior to any such payment we either repay our indebtedness subject to such restrictions, refinance such debt on other terms or obtain a waiver from such lenders. In addition, the occurrence of a Change of Control would likely cause an event of default under the terms of certain of our existing debt agreements and could cause an event of default under the terms of any debt agreements we may enter into in the future. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the notes when required following a Change of Control would result in an event of default under the indenture. Any such default, in turn, would cause a default under certain of our existing debt agreements, and may cause a default under any debt agreements we may enter into in the future.

EVENTS OF DEFAULT

         Each of the following would constitute an event of default under the indenture:

         (1) our failure to pay when due the principal of or premium, if any, on any of the notes at maturity or exercise of a repurchase right or otherwise;

         (2) our failure to pay an installment of interest (including liquidated damages, if any) on any of the notes for 30 days after the date when due;

         (3) failure by us to deliver shares of common stock, together with cash instead of fractional shares, when those shares of common stock, or cash instead of fractional shares, are required to be delivered following conversion of a note, and that default continues for 10 days;

         (4) failure by us to give the notice regarding a Change of Control within 15 days of the occurrence of the Change of Control;

         (5) our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

         (6) in the event of either (a) our failure or the failure of any of our significant subsidiaries to make any payment by the end of the applicable grace period, if any, after the final scheduled payment date for such payment with respect to any indebtedness for borrowed money in an aggregate principal amount in excess of $10 million, or (b) the acceleration of indebtedness for borrowed money of the company or any of our significant subsidiaries in an aggregate amount in excess of $10 million because of a default with respect to such indebtedness, without such indebtedness referred to in either
                  (a) or (b) above having been discharged, cured, waived, rescinded or annulled, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding; and

         (7) certain events of our bankruptcy, insolvency or reorganization.

         The term "significant subsidiary" means a subsidiary, including its subsidiaries, that meets any of the following conditions:

         - Wabash's and its other subsidiaries' investments in and advances to the subsidiary exceed 10% of the total assets of Wabash and its subsidiaries consolidated as of the end of the most recently completed fiscal year;

         - Wabash's and its other subsidiaries' proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 10% of the total assets of Wabash and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

         - Wabash's and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10% of such income of Wabash and its subsidiaries consolidated for the most recently completed fiscal year.

         The indenture provides that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the notes when due or in the payment of any repurchase obligation.

         If an event of default specified in clause (7) above occurs and is continuing, then automatically the principal of all the notes and the interest thereon shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to clause (7) above (the default not having been cured or waived as provided under "-- Modifications and Waiver" below), the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding upon the conditions provided in the indenture. However, if an event of default is cured prior to such declaration by the trustee or holders of the notes as discussed above, the trustee and the holders of the notes will not be able to make such declaration as a result of that cured event of default.

         Overdue payments of interest, liquidated damages and premium, if any, and principal shall accrue interest at 5.25%.

         The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

         We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

CONSOLIDATION, MERGER OR ASSUMPTION

         We may, without the consent of the holders of notes, consolidate with, merge into or transfer all or substantially all of our assets to any other corporation organized under the laws of the United States or any of its political subdivisions provided that:

         -        (i) Wabash shall be the surviving or continuing corporation or
                  (ii) the entity or person formed by or surviving any such consolidation, merger or asset transfer shall be a corporation organized and validly existing under the laws of the United States, any State thereof or the District of Columbia;

         - the surviving corporation assumes all our obligations under the indenture and the notes pursuant to a supplemental indenture in form and substance reasonably satisfactory to the trustee;

         - at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

         -        certain other conditions are met.

         Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring could constitute a change in control of Wabash, permitting each holder to require us to purchase the notes of such holder as described above.

MODIFICATIONS AND WAIVER

         The indenture (including the terms and conditions of the notes) may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

         - adding to our covenants for the benefit of the holders of notes;

         -        surrendering any right or power conferred upon us;

         - providing for the assumption of our obligations to the holders of notes in the circumstances required under the indenture as described under "-- Consolidation, Merger or Assumption;"

         - reducing the conversion price, provided that the reduction will not adversely affect the interests of holders of notes; or

         - curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not adversely affect the interests of the holders of the notes.

         Modifications and amendments to the indenture or to the terms and conditions of the notes may also be made, and past default by us may be waived with the written consent of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding. However, no such modification, amendment or waiver may, without the written consent or the affirmative vote of the holder of each note so affected:

         - change the maturity of the principal of or any installment of interest on that note (including any payment of liquidated damages);

         - reduce the principal amount of, or any premium or interest on (including any payment of liquidated damages), any note;

         - change the currency of payment of such note or interest thereon;

         - impair the right to institute suit for the enforcement of any payment on or with respect to any note;

         - except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders upon a Change of Control or the conversion rights of holders of the notes;

         - waive a default or event of default in the payment of principal of or interest or liquidated damages, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

         - except as permitted by the indenture, increase the conversion price or modify the provisions of the indenture relating to conversion of the notes in a manner adverse to the holders; or

         - reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default.

FORM, DENOMINATION AND REGISTRATION

         The notes are issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

         Global Notes: Book-Entry Form. Except as provided below, the notes are evidenced by one global note deposited with the trustee as custodian for DTC, New York, New York, and registered in the name of Cede & Co. as DTC's nominee. The global note and any notes issued in exchange therefor are subject to certain restrictions on transfer set forth in the global notes and in the indenture and bear a restrictive legend. Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A Noteholder may hold its interests in the global note directly through DTC if such noteholder is a participant in DTC, or indirectly through organizations which are direct DTC participants. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC's rules and will be settled in same-day funds. Noteholders may also beneficially own interests in the global notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly. So long as Cede & Co., as nominee of DTC, is the registered owner of the global note, Cede & Co. for all purposes will be considered the sole holder of the global note. Except as provided below, owners of beneficial interests in a global note will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered holders thereof. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer a beneficial interest in a global note to such persons may be limited. We will wire, through the facilities of the trustee, principal, premium, if any, and interest payments on the global note to Cede & Co., the nominee for DTC, as the registered owner of the global note. We, the trustee and any paying agent will have no responsibility or liability for paying amounts due on the global note to owners of beneficial interests in a global note. It is DTC's current practice, upon receipt of any payment of principal of and premium, if any, and interest on the global note, to credit participants' accounts on the payment date in amounts proportionate to their respective beneficial interests in a note represented by a global note, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in notes represented by a global note held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in "street name."

         If you would like to convert your notes into common stock pursuant to the terms of the notes, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests. Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate. Neither we nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including, without limitation, the presentation of notes for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global notes are credited and only for the principal amount of the notes for which directions have been given.

         DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the initial purchasers. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly. Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause notes to be issued in definitive form in exchange for the global notes. None of us, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global notes. According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

         Certificated notes may be issued in exchange for beneficial interests in notes represented by the global notes only in the limited circumstances set forth in the indenture.

         Restrictions on Transfer; Legends. The notes will be subject to certain transfer restrictions and certificates evidencing the notes will bear a restrictive legend to such effect.

GOVERNING LAW

         The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York.

CONCERNING THE TRUSTEE

         Wachovia Bank, National Association, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. National City Bank is the transfer agent and registrar for Wabash's common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

         The indenture provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. In case an event of default shall occur (and shall not be cured) and holders of the notes have notified the trustee, the trustee will be required to exercise its powers with the degree of care and skill of a prudent person in the conduct of such person's own affairs. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they shall have offered to the trustee security and indemnity satisfactory to it.

         The indenture contains certain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions, provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

REGISTRATION RIGHTS

         We agreed, at our expense, to file with the SEC this registration statement on Form S-3 covering resales by holders of the notes and the common stock issuable upon conversion of the notes, of which this prospectus is a part. Under the terms of the registration rights agreement, we agreed to use our reasonable best efforts to:

         - cause the registration statement to become effective before March 28, 2004; and

         - keep the shelf registration statement continuously effective under the Securities Act until the earliest of (i) the second anniversary of the issue date; (ii) the date on which the notes or the common stock issuable upon their conversion may be sold by non-affiliates of us pursuant to paragraph (k) of Rule 144 (or any successor provision) promulgated by the SEC under the Securities Act; (iii) the date as of which all the notes or the common stock issuable upon their conversion have been sold under Rule 144 under the Securities Act (or any similar provision then in force) and (iv) the date as of which all the notes or the common stock issuable upon their conversion have been sold pursuant to the shelf registration statement.

         We also agreed to provide to each registered holder copies of the prospectus, notify each registered holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the notes and the common stock issuable upon conversion of the notes. A holder who sells those securities pursuant to the shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers and will be bound by the provisions of the registration rights agreement, which are applicable to that holder (including certain indemnification provisions).

         The specific provisions relating to the registration described above are contained in the registration rights agreement which was entered into on the closing of the initial offering of the notes.

TRANSFER AND EXCHANGE

         A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and we may require a holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any note for which a holder has delivered a Change of Control repurchase notice.

         The registered holder of a note will be treated as the owner of it for all purposes.

NO RECOURSE AGAINST OTHERS

         None of our directors, officers, employees, stockholders or affiliates, as such, shall have any liability or any obligation under the notes or the indenture or for any claim based on, in respect of or by reason of such obligations or the creation of such obligations. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for the notes.

                          DESCRIPTION OF CAPITAL STOCK

         Our certificate of incorporation authorizes 100,000,000 shares of capital stock, 75,000,000 of which are designated as common stock and 25,000,000 of which are designated as preferred stock. The following descriptions summarize the material terms and provisions of our authorized and outstanding capital stock. For the complete terms of our capital stock, please refer to our certificate of incorporation and bylaws that are filed as exhibits to our reports incorporated by reference into this prospectus. The General Corporation Law of Delaware, as amended, may also affect the terms of our capital stock.

COMMON STOCK

         Our certificate of incorporation provides that we have authority to issue 75,000,000 shares of our common stock, par value $.01 per share. At September 26, 2003, there were 25,834,530 shares of common stock issued and outstanding. In addition, 1,823,660 shares of common stock were issuable upon exercise of stock options outstanding on that date. The outstanding shares of common stock are fully paid and nonassessable. The rights of the holders of common stock discussed below are subject to the rights of holders of Series B Preferred Stock (as defined below) and to those rights as the board may confer on holders of preferred stock that may be issued in the future. These rights conferred on holders of Series B Preferred Stock (as defined below) and any other preferred stockholders may adversely affect the rights of holders of common stock.

      VOTING RIGHTS

         Each holder of common stock is entitled to attend all special and annual meetings of the stockholders and to vote upon any matter, including, without limitation, the election of directors. Holders of common stock are entitled to one vote per share.

      LIQUIDATION RIGHTS

         In the event of any dissolution, liquidation or winding up of Wabash, whether voluntary or involuntary, the holders of common stock and holders of any class or series of stock entitled to participate with them, will be entitled to participate in the distribution of any assets remaining after we have paid all of our debts and liabilities and have paid, or set aside for payment, to the holders of any class of stock having preference over the common stock in the event of dissolution, liquidation or winding up, the full preferential amounts, if any, to which they are entitled.

      DIVIDENDS

         Dividends may be paid on the common stock and on any class or series of stock entitled to participate therewith when and as declared by the board. Due to restrictions under existing covenants in our debt agreements, we are not permitted to pay dividends on our common stock without waiver of these restrictions by our lenders.

      OTHER RIGHTS AND RESTRICTIONS

         The holders of common stock have no preemptive or subscription rights to purchase additional securities issued by us, nor any rights to convert their common stock into other securities of Wabash or to have their shares redeemed by us. Our common stock is not subject to redemption by us. The rights, preferences and privileges of common stockholders are subject to the rights of the holders of Series B Preferred Stock (as defined below) and any series of preferred stock which we may designate in the future. Our charter and bylaws do not restrict the ability of a holder of common stock to transfer his or her shares of common stock. When we issue shares of common stock upon conversion of the notes, the shares will be fully paid and non-assessable.

      LISTING

         Our common stock is listed on the New York Stock Exchange under the symbol "WNC."

      TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for our common stock is National City Bank.

      STOCKHOLDER RIGHTS PLAN

         In November 1995, our board adopted a Stockholders Rights Plan (the "Rights Plan"). The Rights Plan is designed to deter any potential coercive or unfair takeover tactics in the event of an unsolicited takeover attempt. It is not intended to prevent a takeover of Wabash on terms that are favorable and fair to all stockholders and will not interfere with a merger approved by the board of directors. Each right entitles stockholders to buy one one-thousandth of a share of Series A Junior Participating Preferred Stock at an exercise price of $120.00. The rights will be exercisable only if a person or a group acquires or announces a tender or exchange offer to acquire 20% or more of our common stock or if we enter into other business combination transactions not approved by the board of directors. In the event the rights become exercisable, the rights plan allows for our stockholders to acquire stock of Wabash or the surviving corporation, whether or not Wabash is the surviving corporation, having a value twice that of the exercise price of the rights. The rights will expire December 28, 2005 and are redeemable for $.01 per right by our board under certain circumstances.

      LIMITATIONS OF DIRECTOR LIABILITY

         Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. Although Delaware law does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of directors to us and our stockholders to the full extent permitted by Delaware law. Specifically, directors are not personally liable for monetary damages to Wabash or its stockholders for breach of the director's fiduciary duty as a director, except for liability for:

         - any breach of the director's duty of loyalty to Wabash or its stockholders;

         - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

         - unlawful payments of dividends or unlawful stock repurchases or redemptions; and

         - any transaction from which the director derived an improper personal benefit.

      INDEMNIFICATION

         To the maximum extent permitted by law, our bylaws provide for mandatory indemnification of directors and officers against any expense, liability or loss to which they may become subject, or which they may incur as a result of being or having been a director or officer. In addition, we must advance or reimburse directors and officers for expenses they incur in connection with indemnifiable claims.

         We also maintain directors' and officers' liability insurance.

      PREFERRED STOCK

         Our certificate of incorporation authorizes our board from time to time and without further stockholder action, to provide for the issuance of up to 25,000,000 shares of preferred stock in one or more series, and to fix the relative rights and preferences of the shares, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this prospectus, our board has provided for the issuance of 352,000 shares of Series B 6% Cumulative Convertible Exchangeable Preferred Stock (the "Series B Preferred Stock"). At September 26, 2003, there were 352,000 shares of our Series B Preferred Stock issued and outstanding. The outstanding shares of Series B Preferred Stock are fully paid and nonassessable. In addition, we have classified shares of Series A Junior Participating Preferred Stock in connection with the establishment of our stockholder rights plan, as described above, and we have issued rights that are in some cases exercisable for shares of Series A Junior Participating Preferred Stock.

      SERIES B PREFERRED STOCK

         Conversion Rights. Holders of Series B Preferred Stock have the right, at any time, to convert each share of Series B Preferred Stock into that number of shares of our common stock determined by multiplying the number of shares of Series B Preferred Stock to be converted by the sum of $50.00 plus any accrued and unpaid dividends, divided by the initial conversion price of $21.375, subject to adjustment for stock splits, stock dividends, recapitalizations and other specified events as described more fully in the Series B Preferred Stock Certificate of Designations (the "Series B Certificate of Designations") filed as an exhibit to our reports incorporated by reference into this prospectus.

         Liquidation Rights. In the event of any dissolution, liquidation or winding up of Wabash (including, at the option of the holders of 50% of the Series B Preferred Stock, a sale of substantially all the assets of Wabash or a merger or consolidation of Wabash with any other non-affiliated entity where the stockholders of Wabash prior to such merger or consolidation no longer hold a majority of the equity securities of Wabash), holders of Series B

Preferred Stock will be entitled to receive out of the remaining assets of Wabash legally available for distribution, before any payment or distribution shall be made on our common stock or any other junior securities, $50.00 per share plus the amount of any accrued and unpaid dividends. After distribution to the holders of Series B Preferred Stock, the holders of Series B Preferred Stock shall not be entitled to any further participation in any distribution of the assets of Wabash.

         Dividend Rights. The holders of Series B Preferred Stock are entitled to receive, when, as and if declared by our board of directors out of legally available funds, cumulative annual cash dividends of $3.00 per share. Dividends are to be declared and paid quarterly in arrears on March 15, June 15, September 15 and December 15 of each year. Dividends accrue without interest from the date of original issuance. The holders of Series B Preferred Stock are also entitled to receive, on a fully diluted as converted to common stock basis, any dividends paid to the holders of common stock. Except as otherwise provided for in the Series B Certificate of Designations, unless full cumulative dividends are paid on the Series B Preferred Stock, no dividends may be declared or paid on the common stock or any junior class of securities, nor may any common stock or junior class of securities, or rights to acquire the foregoing, be redeemed, purchased or otherwise acquired by Wabash. If, on the record date for any meeting of stockholders held for the election of directors, accrued dividends on the Series B Preferred Stock have not been paid in an aggregate amount equal to or greater than six quarterly dividends, then the number of directors constituting the board shall be automatically increased by two directors and the holders of Series B Preferred Stock, voting as a single class, shall be entitled to fill the two newly created directorships. This right will cease when all dividends in default on the Series B Preferred Stock are paid in full. The holders of Series B Preferred Stock shall be entitled to exercise their right to elect, voting as a separate class, two directors upon any future dividend default.

         The previous arrearage in our Series B Preferred Stock dividends was paid in September 2003 and we are current in our dividends on this Series.

         Redemption Rights. At any time, as long as all accrued dividends have been paid on the Series B Preferred Stock, Wabash may redeem, in whole, but not in part, the Series B Preferred Stock through the issuance of its Series B 6% Convertible Subordinated Debentures due April 15, 2007 (the "6% Convertible Subordinated Debentures"), as described more fully in the Form of Indenture for the 6% Convertible Subordinated Debentures filled as an exhibit to our reports and incorporated by reference into this prospectus. Upon such a redemption, holders of Series B Preferred Stock will be entitled to receive $50.00 principal amount of the 6% Convertible Subordinated Debentures for each share of Series B Preferred Stock held by such holder. In addition, at any time, as long as all accrued dividends have been paid on the Series B Preferred Stock, Wabash may redeem, in whole, or in part, the Series B Preferred Stock at a per share price of $50.00 in cash.

         Voting Rights. Holders of Series B Preferred Stock shall vote, together with the holders of common stock and any other series of capital stock entitled to vote with the common stock, as a single class, on all matters submitted to the stockholders. Each share of Series B Preferred Stock is entitled to one vote for each share of common stock that would be issuable upon conversion of each share of Series B Preferred Stock to common stock. The affirmative vote of the holders of at least two-thirds of the outstanding Series B Preferred Stock, voting as a single class, is necessary for:

         - the authorization or issuance of any class or series of stock ranking senior to the Series B Preferred Stock as to dividends or the distribution of assets upon dissolution, liquidation or winding up of Wabash; or

         - the amendment, alteration or repeal, whether by merger, consolidation or otherwise, of any provision of the certificate of incorporation that would adversely affect any powers, preferences, or special rights of the Series B Preferred Stock.

      BLANK CHECK PREFERRED STOCK

         Our board is authorized to issue preferred stock in one or more series and to fix and designate the rights, preferences, privileges and restrictions of the preferred stock, including:

         -        dividend rights;

         -        conversion rights;

         -        voting rights;

         -        redemption rights and terms of redemption; and

         -        liquidation preferences.

         Our board may fix the number of shares constituting any series and the designations of these series. We have issued rights that are in some cases exercisable for shares of our Series A Junior Participating Preferred Stock.

         The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by a certificate of designations relating to each series. The certificate of designations relating to each series will specify the terms of the preferred stock, including:

         - the maximum number of shares in the series and the distinctive designation;

         -        the terms on which dividends will be paid, if any;

         -        the terms on which the shares may be redeemed, if at all;

         -        the liquidation preference, if any;

         - the terms of any retirement or sinking fund for the purchase or redemption of the shares of the series;

         - the terms and conditions, if any, on which the shares of the series will be convertible into, or exchangeable for, shares of any other class or classes of capital stock;

         -        the voting rights, if any, on the shares of the series; and

         - any or all other preferences and relative, participating, operational or other special rights or qualifications, limitations or restrictions of the shares.

         Voting Rights. The General Corporation Law of Delaware provides that the holders of preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of that preferred stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designations.

         Other. Our issuance of preferred stock may have the effect of delaying or preventing a change in control. Our issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or other preferred stock or could adversely affect the rights and powers, including voting rights, of the holders of common stock or other preferred stock. The issuance of preferred stock could have the effect of decreasing the market price of our common stock.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following is a general discussion of certain U.S. federal income tax considerations relevant to holders of the notes and common stock into which the notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended, which we refer to as the Code, Treasury regulations, Internal Revenue Service, or IRS, rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring, holding, or disposing of notes or common stock. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder's circumstances (for example, persons subject to the alternative minimum tax provisions of the Code or a holder whose "functional currency" is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, insurance companies, tax-exempt organizations and persons holding notes or common stock as part of a hedging, conversion, constructive sale, constructive ownership, or integrated transaction or straddle under the Code) may be subject to special rules. The discussion also does not discuss any aspect of state, local or foreign law or U.S. federal estate and gift tax law as applicable to the holders of the notes and common stock into which the notes may be converted. In addition, this discussion is limited to purchasers of notes who are U.S. Holders (as defined below) who will hold the notes and common stock as "capital assets" within the meaning of Section 1221 of the Code.

         ALL PROSPECTIVE PURCHASERS OF THE NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK IN THEIR PARTICULAR SITUATIONS.

         As used herein, the term "U.S. Holder" means a beneficial owner of a note or common stock that for United States federal income tax purposes is (a) a citizen or resident (as defined in Section 7701(b) of the Code) of the United States (unless such person is not treated as a resident of the U.S. under an applicable income tax treaty), (b) a corporation formed under the laws of the United States or any political subdivision of the United States, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) in general, a trust subject to the primary supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Code.

         If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. tax purposes) is a beneficial owner of the notes or common stock into which the notes may be converted, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. As a general matter, income earned through a foreign or domestic partnership is attributed to its owners. A holder of the notes or common stock into which the notes may be converted that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the notes and the common stock into which the notes may be converted.

INTEREST/ORIGINAL ISSUE DISCOUNT

         Interest on the notes will generally be included in a U.S. Holder's gross income as ordinary income for U.S. federal income tax purposes at the time it is paid or accrued in accordance with the U.S. Holder's regular method of accounting.

         In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest as "original issue discount" over the term of the instrument. Furthermore, if the amount or timing of any additional payments on a note is contingent, the note could be subject to special rules that apply to contingent debt instruments. These rules generally require a holder to accrue interest income at a rate higher than the stated interest rate on the note and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or retirement of a note before the resolution of the contingencies. In certain circumstances, holders of our notes could receive payments in excess of stated principal or interest. If we do not comply with our obligations under the registration rights agreement, such non-compliance may result in the payment of predetermined additional amounts in the manner described in the section "Description of the Notes -- Registration Rights." We do not believe that the notes should be treated as contingent debt instruments because of these potential additional payments. Therefore, for purposes of filing tax or information returns with the IRS, we will not treat the notes as contingent debt instruments or as having original issue discount. Our position in this regard is binding on U.S. Holders unless they disclose their contrary position. If the notes were treated as contingent debt instruments, the consequences described above would apply. In the event that we pay liquidated damages, the holders would be required to recognize additional taxable income.

MARKET DISCOUNT

         The purchasers of notes may be subject to the "market discount" provisions of the Code. Market discount on a note will generally equal the amount, if any, by which the principal amount of the note exceeds the holder's acquisition price. Subject to a de minimis exception, those provisions generally require a holder of a note acquired at a market discount to treat as ordinary income any gain recognized on the disposition of such note to the extent of the "accrued market discount" at the time of disposition. Market discount on a note will be treated as accruing on a straight-line basis over the term of such note or, at the election of the holder, under a constant-yield method. If a note with accrued market discount that has not previously been included in gross income is converted into common stock, the amount of such accrued market discount generally will be taxable as ordinary income upon disposition of the common stock received upon conversion. A holder of a note acquired at a market discount may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until the note is disposed of in a taxable transaction, unless the holder elects to include market discount in income as it accrues.

PREMIUM

         If a U.S. Holder acquires a note for an amount that is greater than the note's stated principal amount plus accrued interest, the amount of such difference is treated as "amortizable bond premium" for U.S. Federal income tax purposes. A U.S. Holder may elect to amortize such premium from the purchase date to the note's maturity date under a constant-yield over the remaining term of the note. Any such premium is not amortizable, however, to the extent it reflects the value of the conversion privilege of the note. Amortizable bond premium is treated as an offset to interest income on a note and not as a separate deduction and has the effect to reducing the holder's basis in the note. An election to amortize bond premium applies to all taxable debt obligations held by the U.S. Holder on the first day of the first taxable year to which such election applies or thereafter acquired by the U.S. Holder and may not be revoked without the consent of the IRS.

CONVERSIONS OF NOTES INTO COMMON STOCK

         A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into common stock except with respect to cash received in lieu of a fractional share of common stock. Cash received in lieu of a fractional share of common stock should generally be treated as a payment in exchange for such fractional share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of such fractional share generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional share. The adjusted tax basis of shares of common stock received on conversion will equal the adjusted tax basis of the note converted (reduced by the portion of adjusted tax basis allocated to any fractional share of common stock exchanged for cash). The holding period of such common stock received on conversion will generally include the period during which the converted notes were held prior to conversion.

         The conversion price of the notes is subject to adjustment under certain circumstances. Section 305 of the Code and the Treasury regulations issued thereunder may treat the holders of the notes as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits, if, and to the extent that, certain adjustments in the conversion price (particularly an adjustment to reflect a taxable dividend to holders of common stock) increase the proportionate interests of the holders of notes in our assets or earnings and profits, whether or not such holder ever exercises its conversion privilege. Therefore, U.S. Holders may recognize income in the event of a deemed distribution even though they may not receive any cash or property. Moreover, if there is not a full adjustment to the conversion ratio of the notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of the common stock generally will be treated as a distribution to such holders, taxable as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing dilution in the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive dividend distribution.

SALE, EXCHANGE OR OTHER TAXABLE DISPOSITION OF THE NOTES

         Each U.S. Holder generally will recognize gain or loss upon the sale, exchange (other than by exercise of the conversion privilege) or other taxable disposition of notes measured by the difference (if any) between (a) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest, which amount will be taxable as ordinary income to the extent not previously included in gross income of the holder) and (b) such holder's adjusted tax basis in the notes. A U.S. Holder's adjusted tax basis in a note generally will equal the holder's cost of the note, increased by any market discount previously included in income by the U.S. Holder and reduced (but not below zero) by any amortizable bond premium that the U.S. Holder has taken into account. Any such gain or loss recognized on the sale, exchange or other taxable disposition of a note (except to the extent of any accrued and unrecognized market discount, which will be taxable as ordinary income) generally will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than 12 months at the time of the sale or exchange. Certain U.S. Holders (including individuals) are eligible for preferential U.S. federal income tax rates in respect of long-term capital gains. The deductibility of capital losses is subject to certain limitations under the Code.

         If, upon a change of control, a holder requires us to repurchase some or all of the holder's notes and we elect to pay the repurchase price in shares of our common stock, the redemption may qualify as a recapitalization for U.S. federal income tax purposes if the notes qualify as "securities" for those purposes. Although debt instruments with a term of five years or less, such as the notes, generally are not considered "securities," the matter is not free from doubt. If the redemption qualifies as a recapitalization, a U.S. Holder would not recognize any income, gain or loss on the holder's receipt of our common stock in exchange for notes, except to the extent the stock received is attributable to accrued interest. If the holder receives cash in lieu of fractional shares of stock, however, the holder would be treated as if he received the fractional share and then had the fractional share redeemed for cash. The holder would recognize gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share. The holder's aggregate basis in the stock (including any fractional share for which cash is paid) would equal his adjusted basis in the note. The holder's holding period for the stock would include the period during which he held the note. If the redemption does not qualify as a recapitalization, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount realized by the U.S. Holder and the U.S. Holder's adjusted tax basis in the note as described above.

OWNERSHIP AND DISPOSITION OF COMMON STOCK

         Distributions, if any, paid on the common stock, to the extent made from our current and/or accumulated earnings and profits, as determined under U.S. federal income tax principles, will be included in a U.S. Holder's gross income as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) when received. In the case of a non-corporate U.S. Holder, such dividend income will generally be taxable at a reduced rate in any taxable year beginning before January 1, 2009. To the extent, if any, that a U.S. Holder receives distributions on shares of common stock that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed our current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital, reducing the U.S. Holder's basis in the shares of common stock. Any distribution in excess of the U.S. Holder's basis in the shares of common stock generally will be treated as capital gains. Gain or loss realized on the sale, exchange or other taxable disposition of common stock will equal the difference between the amount realized on such sale, exchange or other taxable disposition and the U.S. Holder's adjusted tax basis in such common stock. Subject to the discussion under "Market Discount" above, such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the common stock for more than twelve months. Certain U.S. Holders (including individuals) are eligible for preferential U.S. federal income tax rates in respect of long-term capital gains. The deductibility of capital losses is subject to certain limitations under the Code.

INFORMATION REPORTING AND BACKUP WITHHOLDING

         A U.S. Holder of notes or common stock may be subject to "backup withholding" at a rate currently of 28% with respect to certain "reportable payments," including interest payments, dividend payments, proceeds from the disposition of the notes or common stock to or through a broker and, under certain circumstances, principal payments of the notes. These backup withholding rules apply if the U.S. Holder, among other things, (a) fails to furnish a social security number or other taxpayer identification number, or TIN, certified under penalties of perjury within a reasonable time after the request therefor, (b) fails to report properly interest or dividends, (c) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding or if (d) the IRS provides notification that the U.S. Holder has furnished us with an incorrect TIN. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is creditable against the U.S. Holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain U.S. Holders, including corporations and tax exempt organizations, provided their exemptions from backup withholding are properly established.

         We will report to the U.S. Holders of notes and common stock and to the IRS the amount of our "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

         The preceding discussion of certain U.S. federal income tax consequences is intended for general information only and does not constitute tax advice. Accordingly, each investor should consult its own tax adviser as to particular tax consequences to it of purchasing, holding and disposing of the notes and the common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

                                  LEGAL MATTERS

         Hogan & Hartson L.L.P., Baltimore, Maryland has passed upon certain legal matters in connection with the notes and the common stock.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual report on form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

         Our consolidated financial statements as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report incorporated herein.

         On May 30, 2002, we appointed Ernst & Young as our independent public accountants to audit our financial statements for fiscal year 2002. The decision to change auditors was not the result of any disagreement between Arthur Andersen and us on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure. For a discussion of certain risks associated with Arthur Andersen's audit of our consolidated financial statements, see the section of this prospectus entitled "Risk Factors -- Risks Related to an Investment in the Notes and Common Stock."

                             ADDITIONAL INFORMATION

         Because we are subject to the informational requirements of the Exchange Act, we file reports and other information with the Commission. Reports, registration statements, proxy and information statements and other information that we have filed can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of this material from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site that contains reports, proxy and information statements and other information that is filed electronically with the Commission. This web site can be accessed at http://www.sec.gov.

         We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the securities offered under this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the Commission. You should refer to the registration statement for further information with respect to us and our securities. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the Commission's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the Commission.

================================================================================

                                           -------------------------

TABLE OF CONTENTS         PAGE


                                                    WABASH
                                                   NATIONAL
                                                  CORPORATION

                                                 $125,000,000
                                           3.25% CONVERTIBLE SENIOR
                                           NOTES DUE AUGUST 1, 2008

                                               6,510,416 SHARES
                                                 COMMON STOCK

                                           ------------------------

                                                  PROSPECTUS

                                           ------------------------

                                                             ,2003

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the various expenses to be paid by the Company in connection with the distribution of the securities being registered hereby. All the amounts are estimates, except the Commission registration fee. The selling stockholders will bear the cost of all selling commissions and underwriting discounts with respect to the sale of any securities by them.

Securities and Exchange Commission registration fee.............        $  10,113
Legal fees and expenses ........................................        $ 250,000
Accounting fees.................................................        $ 120,000
Printing and miscellaneous expenses.............................        $ 120,000
                                                                        ---------
Total...........................................................        $ 500,113
                                                                        =========

ITEM 15.          INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers under some circumstances for liabilities incurred in connection with their activities in such capacities (including reimbursement for expenses incurred). Article TENTH of the Company's Certificate of Incorporation provides that it will indemnify its directors and officers to the fullest extent permitted by law and that directors shall not be liable for monetary damages to the Company or its stockholders for breach of fiduciary duty, except to the extent not permitted under Delaware General Corporation Law. In addition, the Company's Amended and Restated Bylaws provide that any director or officer who was or is a party or is threatened to be made a party to any action or proceeding by reason of his or her services to the Company will be indemnified to the fullest extent permitted by the Delaware General Corporation Law.

ITEM 16.          EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a)      Exhibits:

EXHIBIT
NUMBER                                                   EXHIBIT DESCRIPTION
------                                                   -------------------
 4.01           Specimen Common Stock Certificate (2)

 4.02           Shareholder Rights Agreement dated November 7, 1995 (3)

 4.03           First Amendment to Shareholder Rights Agreement dated October 21, 1998 (4)

 4.04           Form of Indenture for the Company's 6% Convertible Subordinated Debentures due 2007 (5)

 4.05           Second Amendment to Shareholder Rights Agreement dated December 18, 2000 (6)

 4.06           Indenture for the 3.25% Convertible Senior Notes due August 1, 2008, between the Company, as issuer, and Wachovia Bank, National Association, as Trustee, dated as of August 1, 2003 (1)

 4.07           Registration Rights Agreement for 3.25% Convertible Senior Notes due August 1, 2008, dated as of
                August 1, 2003 (1)

 5.01           Opinion of Hogan & Hartson L.L.P. (7)

 12.01          Statement of Computation of Ratios of Earnings to Fixed Charges (1)

 23.01          Consent of Ernst & Young LLP (1)

 23.02          Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.01) (7)

 24.01          Powers of Attorney (included in the signature page to this registration statement)

 25.01          Statement of Eligibility of Trustee on Form T-1 (1)

         -------------------

         (1) Filed herewith.

         (2) Incorporated by reference to the registrant's registration statement on Form S-1 (No. 33-42810) or the registrant's registration statement on Form 8-A filed December 7, 1995 (Item 3.02 and 4.02).

         (3) Incorporated by reference to the registrant's registration statement on Form 8-A filed December 7, 1995.

         (4) Incorporated by reference to the registrant's Form 8-K filed on October 26, 1998.

         (5) Incorporated by reference to the registrant's Form 10-Q for the quarter ended March 31, 1997.

         (6) Incorporated by reference to the registrant's Amended Form 8-A filed January 18, 2001.

         (7) To be filed by amendment.

The registrant undertakes to provide to each shareholder requesting the same a copy of each exhibit referred to herein upon payment of a reasonable fee limited to the registrant's reasonable expenses in furnishing such exhibit.

ITEM 17.          UNDERTAKINGS

         (a)      The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities and Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lafayette, State of Indiana, on October 1, 2003.

                                           WABASH NATIONAL CORPORATION

October 1, 2003                            By: /s/ Mark R. Holden
                                                _______________________________
                                                 Mark R. Holden
                                                 Senior Vice President and Chief
                                                 Financial Officer

                                POWER OF ATTORNEY

         EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS WILLIAM P. GREUBEL, MARK R. HOLDEN AND CYNTHIA KRETZ, AND EACH OF THEM, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION AND EACH WITH FULL POWER TO ACT WITHOUT THE OTHER, HIS OR HER TRUE AND LAWFUL ATTORNEY-IN-FACT AND AGENT, FOR HIM OR HER AND IN HIS OR HER NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES, TO SIGN ANY AND ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT AND ANY REGISTRATION STATEMENT RELATING TO THIS REGISTRATION STATEMENT UNDER RULE 462 UNDER THE SECURITIES ACT OF 1933, AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO, AND ALL OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE, GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS, AND EACH OF THEM, FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN AND ABOUT THE PREMISES, AS FULLY TO ALL INTENTS AND PURPOSES AS HE OR SHE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEYS-IN-FACT AND AGENTS, OR ANY OF THEM, OR THEIR, HIS OR HER SUBSTITUTES OR SUBSTITUTE, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THIS REPORT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT IN THE CAPACITIES AND ON THE DATE INDICATED.

       DATE                                    SIGNATURE AND TITLE
       ----                                    -------------------
October 1, 2003                By:   /s/ William P. Greubel
                                      -----------------------------------------
                                      William P. Greubel
                                      President, Chief Executive Officer and
                                      Director
                                      (Principal Executive Officer)

October 1, 2003                By:   /s/ Mark R. Holden
                                      -----------------------------------------
                                      Mark R. Holden
                                      Senior Vice President and Chief Financial
                                      Officer (Principal Financial Officer and
                                      Principal Accounting Officer)

October 1, 2003                By:   /s/ John T. Hackett
                                      -----------------------------------------
                                      John T. Hackett
                                      Chairman of the Board of Directors

October 1, 2003                By:   /s/ David C. Burdakin
                                      -----------------------------------------
                                      David C. Burdakin
                                      Director

October 1, 2003                By:   /s/ Ludvik F. Koci
                                      -----------------------------------------
                                      Ludvik F. Koci
                                      Director

September 11, 2003             By:   /s/ Martin C. Jischke
                                      -----------------------------------------
                                      Dr. Martin C. Jischke
                                      Director

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                                                   EXHIBIT DESCRIPTION
------                                                   -------------------
 4.01           Specimen Common Stock Certificate (2)

 4.02           Shareholder Rights Agreement dated November 7, 1995 (3)

 4.03           First Amendment to Shareholder Rights Agreement dated October 21, 1998 (4)

 4.04           Form of Indenture for the Company's 6% Convertible Subordinated Debentures due 2007 (5)

 4.05           Second Amendment to Shareholder Rights Agreement dated December 18, 2000 (6)

 4.06           Indenture for the 3.25% Convertible Senior Notes due August 1, 2008, between the Company, as issuer, and Wachovia Bank, National Association, as Trustee, dated as of August 1, 2003 (1)

 4.07           Registration Rights Agreement for 3.25% Convertible Senior Notes due August 1, 2008, dated as of
                August 1, 2003 (1)

 5.01           Opinion of Hogan & Hartson L.L.P. (7)

 12.01          Statement of Computation of Ratios of Earnings to Fixed Charges (1)

 23.01          Consent of Ernst & Young LLP (1)

 23.02          Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.01) (7)

 24.01          Powers of Attorney (included in the signature page to this registration statement)

 25.01          Statement of Eligibility of Trustee on Form T-1 (1)

           -------------------
           (1) Filed herewith.

           (2) Incorporated by reference to the registrant's registration statement on Form S-1 (No. 33-42810) or the registrant's registration statement on Form 8-A filed December 7, 1995 (Item
           3.02 and 4.02).

           (3) Incorporated by reference to the registrant's registration statement on Form 8-A filed December 7, 1995.

           (4) Incorporated by reference to the registrant's Form 8-K filed on October 26, 1998.

           (5) Incorporated by reference to the registrant's Form 10-Q for the quarter ended March 31, 1997.

           (6) Incorporated by reference to the registrant's Amended Form 8-A filed January 18, 2001.

           (7) To be filed by amendment.